UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2024
Commission File Number 0-99
__________________________
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México, México
(Address of principal executive offices)
__________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2023 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2024 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

References in this report to “PEMEX”, “we”, “us” and “our” are to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), and the subsidiary companies listed in Note 5 to the condensed consolidated interim financial statements included herein.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated September 12, 2023 (as amended or supplemented from time to time) relating to its U.S.$130,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On June 21, 2024, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps.18.1995 = U.S.$1.00.

We maintain our consolidated financial statements, condensed consolidated interim financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our condensed consolidated interim financial statements included herein, as of and for the three-month period ended March 31, 2024, at an exchange rate of Ps.16.6780 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on March 31, 2024. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Government Equity Capital Contributions

For the three-month period ended March 31, 2024, the Federal Government of Mexico, which we refer to as the Mexican Government, made equity capital contributions in the amount of Ps.77.2 billion (U.S. $4.6 billion) to Petróleos Mexicanos to improve our financial position. Between April 1 and June 26, 2024, we received Ps.67.8 billion (U.S.$4.1 billion) in equity capital contributions from the Mexican Government. For more information on such equity capital contributions, see Notes 18 and 20 to our condensed consolidated interim financial statements included herein.

For more information on other recent support measures implemented by the Mexican Government, see “Item 5—Operating and Financial Review and Prospects—Overview—Mexican Government Support” in the Form 20-F.

Selected Financial Data
The selected financial data as of December 31, 2023 in this section is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of March 31, 2024 and for the three-month periods ended March 31, 2024 and 2023 is derived from the condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and are unaudited.

We have substantial debt, including substantial short-term debt, which we have incurred primarily to fund our operating expenses and finance capital investment projects. In recent years, the cash flow from our operations has not been sufficient to fund our operations and capital expenditure programs. As a result, our indebtedness has increased significantly and we had a negative working capital as of March 31, 2024 and December 31, 2023, and the Mexican Government has had to financially support us.

For the three-month period ended March 31, 2024, we recognized net income of Ps.4.7 billion and our total equity(deficit) at March 31, 2024 was Ps.(1,577.0) billion. We had negative working capital of Ps.502.5 billion as of March 31, 2024 and net cash flows from operating activities of Ps.95.4 billion during the three-month period ended March 31, 2024. We disclose the circumstances that have caused these negative trends and the actions we are taking to address them below.

Our future cash flows, including our ability to refinance debt, are uncertain due in part to circumstances outside of our control. A sustained decrease in crude oil prices below the budgeted average price for 2024, an economic slowdown or an increase in the cost of financing would have an adverse impact on our results of operation and cash flows and may require us to consider additional actions to address these shortfalls.

The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18 and 20 to our condensed consolidated interim financial statements included herein.

In this report we include selected financial data from our condensed consolidated statement of financial position as of March 31, 2024 and from our condensed consolidated statement of comprehensive income and our condensed consolidated statement of cash flows for the three-month period ended March 31, 2024. In addition, we include selected financial data from our statement of financial position as of December 31, 2023, as well as the condensed consolidated statement of comprehensive income and the condensed consolidated statement of cash flows for the three-month period ended March 31, 2023 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended
	March 31, (1)				December 31,
	2024		2023		2023
	(in millions of pesos)
Statement of Comprehensive Income Data
Total revenues	Ps.	405,898	Ps.	418,439	Ps.	1,719,938
Operating income	36,398		34,976		122,951
Financing income	6,539		6,015		18,210
Financing cost	34,086		38,175		152,171
Derivative financial instruments (cost) income, net	(5,719)		298		672
Foreign exchange income — net	33,388		125,317		238,079
Net income	4,682		56,736		8,152
Statement of Financial Position Data (end of period)
Cash and cash equivalents	72,026		n.a.		68,747
Total assets	2,227,829		n.a.		2,303,475
Short-term debt and current portion of long-term debt	402,624		n.a.		477,222
Long-term debt, net of current portion	1,290,179		n.a.		1,317,249
Total long-term liabilities	2,814,285		n.a.		2,832,736
Total equity (deficit)	(1,577,049)		n.a.		(1,652,979)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, properties, plant and equipment	32,881		28,056		137,555
Acquisition of wells, pipelines, properties, plant and equipment(2)	(46,818)		(44,928)		(256,863)
Note: n.a.= Not applicable.

(1)Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to our condensed consolidated interim financial statements included herein.
(2)Includes capitalized financing cost. See Note 13-A to our consolidated financial statements included herein and the Liquidity and Capital Resources section herein.

Source:    PEMEX’s condensed consolidated interim financial statements, as of and for the three-month periods ended March 31, 2024 and 2023, prepared in accordance with IAS 34“Interim Financial Reporting” (“IAS 34”) under “International Financial Reporting Standards” (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2023, prepared in accordance with IFRS as issued by the IASB.

Capitalization of PEMEX

The following table sets forth our capitalization as of March 31, 2024:

	As of March 31, 2024 (1)
	(millions of pesos or U.S. dollars)
Long-term leases, net of current portion(2)	Ps.	32,985	U.S.$	1,978
Long-term external debt, net of current portion	1,150,899		69,007
Long-term domestic debt, net of current portion	139,280		8,351
Total long-term debt, net of current portion(3)	1,290,179		77,358
Total long-term leases and long-term debt, net of current portion	1,323,164		79,336
Certificates of Contribution “A”(4)	1,273,444		76,355
Mexican Government contributions	66,731		4,001
Legal reserve	1,002		60
Accumulated other comprehensive result	(13,302)		(798)
Accumulated deficit from prior years	(2,909,489)		(174,451)
Net income for the period(5)	4,696		282
Total controlling interest	(1,576,918)		(94,551)
Total non-controlling interest	(131)		(8)
Total equity (deficit)	(1,577,049)		(94,559)
Total capitalization (6)	(253,885)		(15,223)
_____________
Note: Numbers may not total due to rounding.
(1)Derived from March 31, 2024 condensed consolidated interim financial statements. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.16.6780= U.S. $1.00 as of March 31, 2024. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)Total long-term leases do not include short-term leases of Ps.7,756 million (U.S. $465 million) as of March 31, 2024.
(3)Total long-term debt does not include short-term debt of Ps.402,624 million (U.S. $24,141 million) as of March 31, 2024.
(4)Equity instruments held by the Mexican Government.
(5)Excluding amounts attributable to non-controlling interests of Ps.(14) million (U.S. $ (1) million) for the three-month period ended March 31, 2024.
(6)Refers to Total long-term leases, net of current portion and long term debt, net of current portion plus Total equity (deficit).
Source: PEMEX’s condensed consolidated interim financial statements as of and for the three-month period ended March 31, 2024 and 2023 .

Results of Operations
Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the three months ended March 31, 2024 compared to the three months ended March 31, 2023

General

The selected consolidated interim financial information set forth below is derived from our condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with our condensed consolidated interim financial statements included in this report beginning on page F-1.

	Three months ended
	March 31,
	2024(1)				2023
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	235,530	U.S.$	14,122	Ps.	242,334
Export	169,689		10,174		175,579
Services income	679		41		526
Total revenues	405,898		24,337		418,439
(Impairment) of wells, pipelines, properties, plant and equipment, net	(7,646)		(458)		(40,137)
Cost of sales	322,185		19,318		303,982
Gross income	76,067		4,561		74,319
Distribution, transportation and sale expenses	2,496		150		4,578
Administrative expenses	40,725		2,442		40,235
Other revenues	4,250		255		6,197
Other expenses	699		42		727
Operating income	36,398		2,182		34,976
Financing income	6,539		392		6,015
Financing cost	34,086		2,044		38,175
Derivative financial instruments (cost) income, net	(5,719)		(343)		298
Foreign exchange income — net	33,388		2,002		125,317
Profit sharing in associates	31		2		110
Income before duties, taxes and other	36,551		2,192		128,541
Total duties, taxes and other	31,869		1,911		71,805
Net income	4,682		281		56,736
Total other comprehensive results	(5,989)		(359)		(28,256)
Total comprehensive (loss) income	(1,307)		(78)		28,480
_____________
Note: Numbers may not total due to rounding.
(1)    Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.16.6780 = U.S.$1.00 at March 31, 2024. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the three-month periods ended March 31, 2024 and 2023.

Total Revenues

Total revenues decreased by 3.0% or Ps.12.5 billion in the three-month period ended March 31, 2024, from Ps. 418.4 billion in the three-month period ended March 31, 2023, to Ps.405.9 billion in the three-month period ended March 31, 2024, mainly due to decrease in the domestic sales prices of gasoline, diesel, jet fuel and liquefied petroleum gas. This decrease was partially offset by an increase in sales volume of gasoline, diesel, jet fuel and liquefied petroleum gas, and a 7.3% increase in the weighted average price of Mexican crude oil for export sales. This decrease in total revenues resulted from the price decreases (Ps.116.8 billion) and a decrease in foreign currency variations (Ps.14.6 billion). However, this decrease was partially offset by an increase in sales volume (Ps.118.7 billion). From January 1, 2023 to March 31, 2023, the weighted average Mexican export crude oil price was U.S.$65.46 per barrel, as compared to U.S. $70.25 per barrel for the same period in 2024.

Domestic Revenues

Domestic revenues decreased by 2.8% in the three-month period ended March 31, 2024, from Ps.242.3 billion in the three-month period ended March 31, 2023 to Ps. 235.5 billion in the three-month period ended March 31, 2024. This decrease was mainly due to decreases in the sales price of gasoline, diesel, jet fuel and liquefied petroleum gas, partially offset by an increase in the sales volume of gasoline, diesel, jet fuel and liquefied petroleum gas. Domestic sales of petroleum products decreased by 4.1% in the three-month period ended March 31, 2024, from Ps.217.3 billion in the three-month period ended March 31, 2023 to Ps.208.3 billion in the three-month period ended March 31, 2024. This decrease was mainly due to a 29.2% decrease in the sales price of gasoline, a 41.5% decrease in the sales price of diesel, a 51.5% decrease in the sales price of jet fuel, and was partially offset by an increase in sales volume, mainly due to a 52.9% increase in sales volume of gasoline, a 41.6% increase in the sales volume of diesel and 73.0% increase in sales volume of jet fuel.

Domestic sales of natural gas decreased by 1.9% in the three-month period ended March 31, 2024, from Ps.5.4 billion in the three-month period ended March 31, 2023, to Ps.5.3 billion in the three-month period ended March 31, 2024. This decrease was mainly due to a 53.4% decrease in sales volume, but was partially offset by a 114.6% increase in sales price.

Domestic sales of liquefied petroleum gas decreased by 8.1% in the three-month period ended March 31, 2024, from Ps. 12.3 billion in the three-month period ended March 31, 2023, to Ps. 11.3 billion in the three-month period ended March 31, 2024, mainly as a result of a 14.0% decrease in its average sales price.

Export Revenues

Export revenues decreased by 3.4% in peso terms in the three-month period ended March 31, 2024 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 175.6 billion in the three-month period ended March 31, 2023, to Ps.169.7 billion in the three-month period ended March 31, 2024. This decrease was mainly due to a 9.1% depreciation of the average exchange rate of the U.S. dollar against the peso in the average exchange rate, and was offset by an increase of 7.3% in the weighted average Mexican export crude oil price in the three-month period ended March 31, 2024, as compared to the three-month period ended March 31, 2023. From January 1 to March 31, 2023, the weighted average Mexican export crude oil price was U.S.$65.46 per barrel, compared to U.S.$70.25 per barrel in the same period of 2024.

Crude oil and condensate sales decreased by 13.5% in the three-month period ended March 31, 2024, from Ps.107.3 billion in the three-month period ended March 31, 2023, to Ps.92.8 billion in the three-month period ended March 31, 2024, and decreased by 3.5% in U.S. dollar terms (actual invoiced amount in U.S. dollars), from U.S.$5.7 billion in the three-month period ended March 31, 2023, to U.S.$5.5 billion in the three-month period ended March 31, 2024. The weighted average price per barrel of crude oil exports in the three-month period ended March 31, 2024 was U.S.$70.25, or 7.3% higher than the weighted average price of U.S.$65.46 in the three-month period ended March 31, 2023.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 17.8%, from Ps.20.8 billion in the three-month period ended March 31, 2023, to Ps.24.5 billion in the three-month period ended March 31, 2024, primarily due to a 2.3% increase in the sales price of fuel oil and 21.5% increase in the volume of fuel oil. The remaining increase in export sales of petroleum products related to higher export sales of other products.

For the three-month period ended March 31, 2024, the average exchange rate of the U.S. dollar against the peso was Ps.16.6780 = U.S.$1.00, as compared to Ps.18.1052 = U.S.$1.00 during the same period of 2023, representing an appreciation of the peso against the U.S. dollar by Ps.1.4272 (or 7.9%), which had an unfavorable effect on our export sales of Ps. 14.6 billion in the three-month period ended March 31, 2024.

Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Impairment of wells, pipelines, properties, plant and equipment decreased by Ps.32.5 billion in the three-month period ended March 31, 2024 as compared to the three-month period ended March 31, 2023, from a net impairment of Ps.40.1 billion in the three-month period ended March 31, 2023, to a net impairment of Ps.7.6 billion in the three-month period ended March 31, 2024. This net impairment was primarily due to a net impairment of Ps.7.5 billion in the cash-generating units (CGUs) of Pemex Exploration and Production, resulting from an increase in costs and expenses, a decrease in the exchange rate used for flow projections and an increase in the discount rate. For more information on impairment of wells, pipelines, properties, plant and equipment, net, see Note 13 to our condensed consolidated interim financial statements included herein.

Cost of Sales

Cost of sales increased by 6.0%, or Ps.18.2 billion in the three-month period ended March 31, 2024, from Ps.304.0 billion in the three-month period ended March 31, 2023, to Ps. 322.2 billion in the three-month period ended March 31, 2024. This increase was mainly due to a Ps.22.9 billion increase in operating expenses and Ps.6.6 billion increase in maintenance, and was partially offset by a Ps.5.7 billion decrease in exploration and extraction taxes and duties, resulting from the suspension of the Derecho por la Utilidad Compartida (Profit-Sharing Duty or “DUC”) in January 2024.

Administrative Expenses and Distribution, Transportation and Sale Expenses

Administrative expenses and distribution, transportation and sale expenses decreased by 3.7%, from Ps.44.8 billion for the three-month period ended March 31, 2023, to Ps.43.2 billion for the three-month period ended March 31, 2024, mainly due to a decrease in operation expenses.

Other Revenues

Other revenues decreased by Ps.2.0 billion in the three-month period ended March 31, 2024, from Ps.6.2 billion in the three-month period ended March 31, 2023, to Ps.4.2 billion in the three-month period ended March 31, 2024. This decrease was mainly due to lower insurance recovery in 2024 as compared to 2023.

Financing Income

Financing income increased by Ps.0.5 billion in the three-month period ended March 31, 2024, from Ps.6.0 billion in the three-month period ended March 31, 2023, to Ps.6.5 billion in the three-month period ended March 31, 2024. This increase was mainly due to the effect of the depreciation of the U.S. dollar against the peso on our accounts receivable related to the sale hydrocarbons to Asia.

Financing Cost

Financing cost decreased by Ps.4.1 billion in the three-month period ended March 31, 2024, from Ps.38.2 billion in the three-month period ended March 31, 2023, to Ps.34.1 billion in the three-month period ended March 31, 2024, mainly due to the 1.4% appreciation of the peso against the U.S. dollar.

Derivative Financial Instruments (Cost) Income, Net

Derivative financial instruments (cost), net increased by Ps.6.0 billion, from a derivative financial instruments income of Ps. 0.3 billion in the three-month period ended March 31, 2023 to a derivative financial instruments (cost) of Ps.5.7 billion in the three-month period ended March 31, 2024. This variation primarily resulted from a net decrease in other derivative financial instruments, such as crude oil options and currency options, and was partially offset by an increase in the fair value of our cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated.

Foreign Exchange Income, Net

A substantial portion of our debt, 79.7% as of March 31, 2024, is denominated in foreign currency. Foreign exchange income decreased by Ps.91.9 billion, from a foreign exchange income of Ps.125.3 billion in the three-month period ended March 31, 2023 to a foreign exchange income of Ps.33.4 billion in the three-month period ended March 31, 2024, primarily due to the positive effect of decreased appreciation of the peso against the U.S. dollar for the three-month period ended March 31, 2024, as compared to the appreciation of the peso against the U.S. dollar for the three-month period ended March 31, 2023. The value of the peso in U.S. dollar terms appreciated by 6.7%, from Ps.19.4143 = U.S. $1.00 as of December 31, 2022 to Ps.18.1052 = U.S.$1.00 as of March 31, 2023 as compared to a 1.4% appreciation of the peso in U.S. dollar terms from Ps.16.9220 = U.S.$1.00 as of December 31, 2023 to Ps.16.6780 = U.S.$1.00 as of three-month period ended March 31, 2024.

Total Duties, Taxes and Other

The Profit-Sharing Duty and other duties and taxes paid decreased by 55.6% in the three-month period ended March 31, 2024, from Ps.71.8 billion in the three-month period ended March 31, 2023 to Ps.31.9 billion in the three-month period ended March 31, 2024. This decrease was mainly due to (1) a decrease in the Profit-Sharing Duty of Ps.40.8 billion, resulting from the suspension of such duty for the month of January 2024 and (2) a 10% reduction in the rate of the Profit-Sharing Duty, from 40.0% in 2023 to 30.0% in 2024. Total duties, taxes and other represented 7.9% and 17.2% of total revenues in the three-month periods ended March 31, 2024 and 2023, respectively.

Net Income

In the three-month period ended March 31, 2024, we had a net income of Ps.4.7 billion, as compared to a net income of Ps.56.7 billion in the three-month period ended March 31, 2023.

This reduction of net income was mainly the result of (1) a Ps.12.5 billion decrease in total revenues, mainly due to (a) a decrease in the domestic sales prices of gasoline, diesel and liquefied petroleum gas and (b) a decrease in export sales mainly due to a 9.1% depreciation in the average exchange rate of the U.S. dollar against the peso, (2) a Ps.18.2 billion increase in cost of sales, mainly in the operating expenses and maintenance, (3) a Ps.2.0 billion decrease in other revenues, (4) a Ps. 6.0 billion increase in Derivative financial instruments (cost), and (5) a Ps.91.9 billion decrease in foreign exchange income, mainly due to the positive effect of a lower appreciation of the peso against the U.S. dollar for the three-month period ended March 31, 2024, as compared to the appreciation of the peso against the U.S. dollar for the three-month period ended March 31, 2023.

The decrease in net income was partially offset by (1) Ps.32.5 billion decrease in net impairment, mainly due to a increase in production profile volume in the barrel of crude oil equivalent in CGUs of Pemex Exploration and Production, (2) a Ps.4.0 billion decrease in financing cost and (3) a Ps.39.9 billion decrease in taxes and duties, mainly due to the suspension of the Profit-Sharing Duty for the month of January 2024 and a reduction in the Profit-Sharing Duty rate to 30.0%.

Other Comprehensive Results

In the three-month period ended March 31, 2024, we reported total other comprehensive losses of Ps.(6.0) billion as compared to total other comprehensive losses of Ps.(28.3) billion in the three-month period ended March 31, 2023. This decrease was mainly due to a Ps.22.3 billion decrease in negative currency translation effect due to lower appreciation of the peso against the U.S. dollar exchange rate in the three-month period ended March 31, 2024.
Liquidity and Capital Resources
Overview

During the three-month period ended March 31, 2024, our liquidity position increased by 3.4% due to higher cash and cash equivalents. Under the definition of liquidity as funds available under our lines of credit, as well as cash and cash equivalents, our liquidity position was Ps.76.2 billion as of March 31, 2024, which represented an increase of Ps.2.5 billion from our Ps.73.7 billion position as of December 31, 2023.

Our principal use of funds in the first three-months of 2024 was the payment and prepayment of debt maturities and capital expenditures. We serviced our debt maturities primarily with Ps.265.8 billion from borrowings and Ps.77.2 billion in equity capital contributions from the Mexican Government.

During 2024, work remains in progress for the construction of the Olmeca Refinery and payments made in advance to contractors increased by Ps.2.0 billion from Ps.5.9 billion as of December 31, 2023, to Ps.7.9 billion as of March 31, 2024.

As of March 31, 2024, we owed our suppliers Ps.364.8 billion, as compared to Ps.368.3 billion as of December 31, 2023. Despite these obligations, we believe net cash flows from our operating and financing activities, available cash from our available credit lines and cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the remainder of 2024. Our ability to raise cash from financing activities and any further contributions from the Mexican Government involves matters outside of our management’s control and there can be no assurance that such efforts may be successful.
The Ley de Ingresos de la Federación para el Ejercicio Fiscal (Federal Revenue Law) applicable to us as of January 1, 2024, provides for our incurrence of up to Ps.203.7 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions. The Federal Revenue Law applicable to us from January 1 to December 31, 2023, provided for our incurrence of up to Ps.29.9 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

As of March 31, 2024, our total indebtedness, including accrued interest, was Ps.1,692.8 billion (U.S.$101.5 billion) in nominal terms, which represented a 5.7% decrease compared to our total indebtedness, including accrued interest, of Ps.1,794.5 billion (U.S.$107.6 billion) as of December 31, 2023. Ps.779.4 billion (U.S.$46.7 billion) of our existing debt as of March 31, 2024, or 46.0%, is scheduled to mature in the next three years. Our working capital decreased from a negative working capital of Ps.585.2 billion (U.S.$35.1 billion) as of December 31, 2023 to a negative working capital of Ps.502.5 billion (U.S.$30.1 billion) as of March 31, 2024. Our level of debt may increase further in the short or medium term as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, which may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, equity capital contributions from the Mexican Government, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. See Note 18-F to our condensed consolidated interim financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 36.4% of our total liabilities as of March 31, 2024, and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of March 31, 2024, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps.1,385.6 billion.

Credit ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico. Certain ratings agencies have recently reaffirmed Mexico’s credit ratings and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings.

On February 9, 2024, Moody’s downgraded our credit rating from B1 to B3 and affirmed its negative outlook citing our weakening standalone credit quality and uncertainty over the support we may receive from the next Mexican Government administration.
Further downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Liquidity and Capital Resources—Overview” in our Form 20-F.
Going Concern

Our condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. As we describe in Notes 18 and 20 to our condensed consolidated interim financial statements included herein, there exists significant doubt concerning our ability to continue operating as a going concern. We also discuss the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Notes 18 and 20 to our condensed consolidated interim financial statements included herein. We continue operating as a going concern, and our condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity Position

Liquidity Position
We define liquidity as funds available under our lines of credit, as well as cash and cash equivalents. The following table summarizes our liquidity position as of March 31, 2024 and December 31, 2023.

	March 31, 2024		December 31, 2023
	(millions of pesos)
Borrowing base under lines of credit	Ps.	4,216	Ps.	4,971
Cash and cash equivalents	72,026		68,747
Liquidity	Ps.	76,242	Ps.	73,718

As of March 31, 2024, we had U.S.$7.0 billion and Ps.20.5 billion in credit lines in order to provide liquidity of which U.S.$230 million were available and the credit lines in pesos were fully drawn.

As of December 31, 2023, the outstanding amount under PMI Trading's revolving credit line was U.S.$661 million. From January 1 to March 31, 2024, PMI Trading drew U.S.$272 million from its revolving credit line and repaid U.S.$731 million. As of March 31, 2024, the outstanding amount under this revolving credit line was U.S.$202 million and the available amount was U.S.$23 million.

Cash Flows from Operating, Investing and Financing Activities

During the first three months of 2024, net cash flows from operating activities increased to Ps.95.4 billion, as compared to Ps.78.8 billion in the first three months of 2023. During the first three months of 2024, our net cash flows used in investing activities increased to Ps.(56.4) billion, as compared to Ps.(48.5) billion in the same period of 2023. During the first three months of 2024, new financings totaled Ps.265.8 billion and payments of principal and interest totaled Ps.(381.1) billion, as compared to Ps.257.3 billion and Ps.(331.6) billion, respectively, during the first three months of 2023. During the first three months of 2024, we applied net funds of Ps.46.8 billion to acquisitions of wells, pipelines, properties, plant and equipment and intangible assets as compared to Ps.44.9 billion for the same period of 2023.
As of March 31, 2024, our cash and cash equivalents totaled Ps.72.0 billion, as compared to Ps.68.7 billion at December 31, 2023. See Note 9 to our condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.
The following table summarizes our sources and uses of cash for the three-month periods ended March 31, 2024 and 2023:

	Three-month period ended March 31,
	2024		2023
	(millions of pesos)
Net cash flows from operating activities	Ps.	95,408	Ps.	78,805
Net cash flows (used in) investing activities	(56,383)		(48,475)
Net cash flows (used in) financing activities	(34,833)		(27,686)
Net increase in cash and cash equivalents	Ps.	4,192	Ps.	2,644
________________
Note:     Numbers may not total due to rounding.

Recent Financing Activities

For our financing activities for the period from April 1, 2024 to June 21, 2024, see Note 20 to our condensed consolidated interim financial statements included herein. As of March 31, 2024, and as of the date of this report, we were not in default under any of our financing agreements.

Capital Expenditures

As of March 31, 2024, the adjusted capital expenditures budget of Ps.221.7 billion represents an increase of 6.8% in comparison to the initial budget for 2024. The increase reflects the recognition of surplus income and its application in our capital expenditures, including reallocations to Pemex Exploration and Production, which has increased its non-capitalized investments. The adjusted budget represents an increase of 6.2% as compared to capital expenditures in 2023.

As of March 31, 2024, we have spent Ps.50.9 billion, or 22.9% of the total capital expenditures budget for 2024, which represents an increase of 16.6% of the amount spent during the same period of 2023.

Capital expenditures amounts are derived from the budgetary records of Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Petróleos Mexicanos, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not reflect the acquisition of wells, pipelines, properties, plant and equipment of Ps.46.8 billion included in our consolidated financial statements prepared in accordance with IFRS.

Increases to the financial investment budget have been designated for the construction of the Olmeca Refinery.

The following table shows our original and adjusted capital expenditures budget for 2024, excluding non-capitalizable maintenance, as well as actual amounts spent as of March 31, 2024 by each productive state-owned subsidiary and the same information for financial investments.

Capital Expenditures and Budget by Subsidiary

	2024 Original Budget (1)		2024 Adjusted Budget (2)		Actual spent as of March 31, 2024
	(millions of pesos)
Capital expenditures
Pemex Exploration and Production	Ps.	180,723	Ps.	176,766	Ps.	43,469
Pemex Industrial Transformation	21,727		36,628		6,023
Pemex Logistics	3,786		6,338		896
Petróleos Mexicanos	1,468		2,014		492
Total capital expenditures	Ps.	207,704	Ps.	221,746	Ps.	50,880

Total financial investment	Ps.	2,752	Ps.	8,575	Ps.	6,896
Note: Numbers may not total due to rounding.
n.a.: Not applicable.
(1) Amended budget was authorized on January 31, 2024. The original budget was published in the Official Gazette of the Federation on November 25, 2023.
(2) Adjusted budget authorized on March 28, 2024.
Source: Petróleos Mexicanos

Business Overview

Production

Our selected summary operating data is set forth below.

	Three months ended March 31
	2024		2023		Change	%
Operating Highlights
Production
Liquids (tbpd) (1) (3)	1,800		1,853		(53.0)	(2.8)
Natural gas (mmcfpd) (2)(3)	3,773		4,102		(329.0)	(8.0)
Petroleum products (tbpd) (4)	1,011		856		155.0	18.1
Dry gas from plants (mmcfpd)	1,924		2,234		(310.0)	(13.9)
Natural gas liquids (tbpd)	158		169		(11.0)	(6.5)
Petrochemicals (tt)	335		319		16.0	5.0

Average crude oil exports (tbpd) (5)
Olmeca	42.5		—		42.5	100.0
Isthmus	260.3		366.4		(106.1)	(29.0)
Maya (6)	500.5		600.7		(100.2)	(16.7)
Zapoteco	54.2		—		54.2	100.0
Total	857.5		967.1		(109.6)	(11.3)

Value of crude oil exports (value in millions of U.S. dollars) (5)	U.S.$	5,668.60	U.S.$	5,758.50	(89.9)	(1.6)

Average PEMEX crude oil export prices per barrel (7)
Olmeca	U.S.$	78.10	U.S.$	—	78.1	100.0
Isthmus	75.11		69.07		6.0	8.7
Maya	71.12		64.50		6.6	10.3
Zapoteco	72.27		—		72.3	100.0
Weighted average price (8)	U.S.$	72.64	U.S.$	66.16	6.5	9.8

West Texas Intermediate crude oil average price per barrel (9)	U.$	76.89	U.$	76.11	0.8	1.0
Note: Numbers may not total due to rounding.

Tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day.
Tt = thousands of tons
n.a. = not available
(1)Includes crude oil and condensates.
(2)Gas production does not include nitrogen.
(3)Does not consider the production of oil and gas corresponding to the partner.
(4)Gasoline production does not consider transfers.
(5)The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of March 31, 2024.
(6)Includes heavy crude oil Altamira and Talam.
(7)Average price during period indicated based on billed amounts.
(8)On June 26, 2024, the weighted average price of our crude oil export mix was U.S.$75.73 per barrel.
(9)On June 26, 2024, the West Texas Intermediate crude oil spot price was U.S.$80.65 per barrel.
Source: Petróleos Mexicanos and the PMI Subsidiaries.

Daily production of liquids decreased by 2.8% in the first three months of 2024, from 1,853 thousand barrels per day in the first three months of 2023 to 1,800 thousand barrels per day in the first three months of 2024. This decrease was mainly due to:

•a 9.8% decrease in the production of liquids in light crude oil, mainly in new developments such as the Quesqui and Xanab fields, but was partially offset by 4.4% increase in the production of heavy crude oil, mainly due to well completion activities in the Maloob, Mulach, Akal NW and Tekel fields.

Production of natural gas decreased by 8.0% during the first three months of 2024, from 4,102 million cubic feet per day in the first three months of 2023 to 3,773 million cubic feet per day in the same period of 2024. This decrease in production was primarily a result of decreased production in wells with a high gas-oil ratio, such as the Quesqui and Teotleco fields in the South Region, the Akal and Ku fields in the North-West Marine Region and the Xanab and Onel fields in South-West Marine Region.

Production of petroleum products increased by 18.1% during the first three months of 2024, from 856 thousand barrels per day in the first three months of 2023 to 1,011 thousand barrels per day in the first three months of 2024. The production of petroleum products in the first three months of 2024 was composed of 314 thousand barrels of gasoline, 191 thousand barrels of diesel, 39 thousand barrels of jet fuel and 466 thousand barrels of other petroleum products and LPG.

Dry gas production decreased by 13.9% during the first three months of 2024, as compared to the same period of 2023. This decrease was mainly due to lower gas production at the Nuevo Pemex and Ciudad Pemex gas processing complexes.

Natural gas liquids production decreased by 6.5% during the first three months of 2024, as compared to the same period of 2023. This decrease was mainly due to lower production of gas liquids at the Nuevo Pemex gas processing complex as a result of a major maintenance performed at the cryogenic unit no.1 of this complex.

Petrochemicals production increased by 5.0% during the first three months of 2024, as compared to the same period of 2023. This increase was mainly the result of higher production of ammonia and carbon dioxide, each by 13 thousand tons, due to the continuous and stable operation of the ammonia VI unit at the Cosoleacaque petrochemical complex. Other chains that showed improved performance include:

•methanol production at 39 thousand tons, with an increase of 11 thousand tons compared to the first quarter of 2023 due to increased operating time of the methanol unit no. 2 at the Independencia petrochemical complex, and

•aromatics and derivatives production at five thousand tons, with an increase of two thousand tons compared to the same period of the previous year, due to increased operational continuity of the catalytic reforming cycle unit at La Cangrejera petrochemical complex.

Armed conflict and related destabilization of world energy markets

The prices of oil and natural gas remain extremely volatile as a result of ongoing armed conflicts, including the military conflict involving Russia and Ukraine, the conflict in Gaza and disruptions to shipping operations in the Red Sea. Our revenues and profitability are heavily dependent on the prices we receive from sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from OPEC and OPEC+ member states and other oil-producing nations. Destabilization of global oil and gas prices could reduce our sales and adversely affect our results and profitability. Oil and gas prices have, on average, decreased and may continue to decrease based on factors beyond our control, including geopolitical events.

Industrial Transformation

In the first three months of 2024, crude oil processing averaged 984.8 thousand barrels per day, an increase of 18%, as compared to the same period of 2023. This increase was due to better performances in the six refineries of the country, which allowed the following crude oil processing levels to be achieved: 225 thousand barrels per day in Tula, 194 thousand barrels per day in Salina Cruz, 165 thousand barrels per day in Cadereyta, 144 thousand barrels per day in Minatitlán, 135 thousand barrels per day in Salamanca and 121 thousand barrels per day in Madero. In addition, primary distillation utilization capacity averaged 60%, which is an increase of 9.2 percentage points with respect to the same period of 2023.

Deer Park Refinery

Production

Our selected summary operating data is set forth below.

	Three months ended March 31,
	2024	2023	Variation	%
Operating Highlights
Production (thousand bpd)
Petroleum products	278	272	6.0	2.2
Dry gas	13	11	2.0	18.2
Natural gas liquids	8	2	6.0	300.0
Petrochemicals	11	5	6.0	120.0

Source: Deer Park’s statistical and accounting information systems.

From January 1 to March 31, 2024, the Deer Park Refinery processed 263.6 thousand barrels per day of crude oil and produced 278.2 thousand barrels per day of petroleum products, of which 42.8% were distillates.

Gasolinas Bienestar, S.A. de C.V

Since July 2023, Gasolinas Bienestar, S.A. de C.V., our wholly owned subsidiary, acquires crude oil and petroleum products from certain of our affiliates for export to the Republic of Cuba. In the three-months ended March 31, 2024, Gasolinas Bienestar, S.A. de C.V. exported 21.8 thousand barrels of crude oil per day and 3.6 thousand barrels of petroleum products in the aggregate amount of Ps.3.3 billion (U.S.$0.2 billion). Such sales represented 3.6% of total exports of crude oil and 2.0% of total sales of petroleum products, respectively. Sales by Gasolinas Bienestar, S.A. de C.V. are made under peso-denominated contracts at prevailing market rates. We have procedures in place to ensure such sales are carried out in compliance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ José Alberto Jiménez Hernández .
José Alberto Jiménez Hernández
Associate Managing Director of Finance

Date: June 28, 2024

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•exploration and production activities, including drilling;
•activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;
•activities relating to our lines of business;
•projected and targeted capital expenditures and other costs;
•trends in international and Mexican crude oil and natural gas prices;
•liquidity and sources of funding, including our ability to continue operating as a going concern;
•farm-outs, joint ventures and strategic alliances with other companies; and
•the monetization of certain of our assets.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;
•credit ratings and limitations on our access to sources of financing on competitive terms;
•our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
•the level of financial and other support we receive from the Mexican Government;
•national or international public health events, including the outbreak of pandemics or contagious disease;
•the outbreak of military hostilities, including an escalation of the military conflict involving Russia and Ukraine, the conflict in Gaza and disruptions to shipping operations in the Red Sea;
•effects on us from competition, including on our ability to hire and retain skilled personnel;
•uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•technical difficulties;
•significant developments in the global economy;
•significant economic or political developments in Mexico and the United States;
•developments affecting the energy sector;
•changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;
•receipt of governmental approvals, permits and licenses;
•natural disasters, accidents, blockades and acts of sabotage or terrorism;
•the cost and availability of adequate insurance coverage; and
•the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Financial Position
As of March 31, 2024 and December 31, 2023

(Figures stated in thousands, except as noted)

Assets	Note	March 31, 2024	December 31, 2023

Current assets:
Cash and cash equivalents	8,9	72,026,251	68,747,376
Customers, net	7,8,10-A	128,095,559	111,394,431
Other financing receivables	8,10-B	36,699,963	40,887,127
Other non-financing receivables	8,10-B	74,557,219	163,079,678
Inventories	11	113,018,275	112,035,992
Government Bonds	15-A	49,842,427	28,637,314
Derivative financial instruments	8	9,398,635	9,926,384
Other current assets	8	4,502,474	3,832,444
Total current assets	6	488,140,803	538,540,746
Non-current assets:
Investments in associates	8,12	1,789,377	1,854,803
Wells, pipelines, properties, plant and equipment, net	13	1,475,636,813	1,482,322,166
Rights of use assets		42,338,963	43,203,180
Long-term notes receivable, net of current portion	8	1,078,946	1,179,706
Government Bonds	15-A	10,658,687	35,495,104
Deferred income taxes and duties		169,762,150	169,914,720
Intangible assets, net	14	24,900,678	20,350,819
Other assets	15-B	13,522,337	10,614,092
Total non-current assets	6	1,739,687,951	1,764,934,590
Total assets		2,227,828,754	2,303,475,336

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Financial Position
As of March 31, 2024 and December 31, 2023

(Figures stated in thousands, except as noted)

Liabilities	Note	March 31, 2024	December 31, 2023

Short-term debt and current portion of long-term debt	8,16	402,624,475	477,221,594
Short-term leases	8	7,755,728	8,003,743
Suppliers	8	364,814,305	368,345,849
Income taxes and duties payable		79,736,275	150,004,749
Accounts and accrued expenses payable	8	82,371,507	83,646,764
Derivative financial instruments	8	53,290,433	36,494,962
Total current liabilities	6	990,592,723	1,123,717,661
Long-term liabilities:
Long-term debt, net of current portion	8,16	1,290,178,990	1,317,248,763
Long-term leases, net of current portion	8	32,984,718	33,844,590
Employee benefits		1,385,616,014	1,372,459,213
Provisions for sundry creditors	17	79,355,141	83,310,554
Other liabilities		13,208,790	13,075,178
Deferred income taxes		12,941,126	12,798,187
Total long-term liabilities	6	2,814,284,779	2,832,736,485
Total liabilities		3,804,877,502	3,956,454,146
Equity (deficit)	6,18
Controlling interest:
Certificates of Contribution “A”		1,273,444,434	1,196,207,416
Mexican Government contributions		66,730,591	66,730,591
Legal reserve		1,002,130	1,002,130
Accumulated other comprehensive result		(13,301,885)	(7,313,005)
Accumulated deficit:
From prior years		(2,909,489,303)	(2,917,596,017)
Net income for the period/year		4,696,102	8,106,714
Total controlling interest		(1,576,917,931)	(1,652,862,171)
Total non-controlling interest		(130,817)	(116,639)
Total equity (deficit)		(1,577,048,748)	(1,652,978,810)
Total liabilities and equity (deficit)		2,227,828,754	2,303,475,336

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Comprehensive Income
For the three-month periods ended March 31, 2024 and 2023
(Figures stated in thousands, except as noted)

	Note	2024		2023

Net revenues
Domestic	6,7	Ps.	235,530,332	Ps.	242,334,426
Export	6,7	169,689,025		175,578,970
Services income	6,7	679,022		525,587
Total revenues		405,898,379		418,438,983
(Impairment) of wells, pipelines, properties, plant and equipment, net	6,13-F	(7,645,843)		(40,137,388)
Cost of sales	6	322,185,373		303,982,363
Gross income	6	76,067,163		74,319,232
Distribution, transportation and sale expenses	6	2,495,682		4,578,058
Administrative expenses	6	40,724,709		40,235,136
Other revenues	6	4,249,623		6,196,654
Other expenses	6	698,882		726,593
Operating income	6	36,397,513		34,976,099
Financing income (1)	6	6,539,289		6,015,152
Financing cost (2)	6	34,085,757		38,175,362
Derivative financial instruments (cost) income, net	6	(5,718,861)		298,392
Foreign exchange income — net	6	33,388,097		125,316,702
Sum of financing cost, net, derivative financial instruments (cost) income, net and foreign exchange income, net		122,768		93,454,884
Profit sharing in associates	6,12	30,897		109,956
Income before duties, taxes and other		36,551,178		128,540,939
Profit sharing duty, net		31,148,862		71,919,653
Income tax expense (benefit)		720,110		(114,490)
Total duties, taxes and other	6	31,868,972		71,805,163
Net income	6	Ps.	4,682,206	Ps.	56,735,776
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		(5,989,200)		(28,255,852)
Items that will not be reclassified:
Actuarial gains - employee benefits, net of taxes		38		—
Total other comprehensive results		(5,989,162)		(28,255,852)
Total comprehensive (loss) income		Ps.	(1,306,956)	Ps.	28,479,924
Net income (loss) attributable to:
Controlling interest		4,696,102		56,751,867
Non-controlling interest		(13,896)		(16,091)
Net income		Ps.	4,682,206	Ps.	56,735,776
Other comprehensive results attributable to:
Controlling interest		(5,988,880)		(28,252,734)
Non-controlling interest		(282)		(3,118)
Total other comprehensive results		Ps.	(5,989,162)	Ps.	(28,255,852)
Comprehensive results attributable to:
Controlling interest		Ps.	(1,292,778)	Ps.	28,499,133
Non-controlling interest		(14,178)		(19,209)
Total comprehensive (loss) income		Ps.	(1,306,956)	Ps.	28,479,924

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2024 and 2023.
(2)Mainly interest on debt.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Changes in Equity (Deficit)
For the three-month periods ended March 31, 2024 and 2023
(Figures stated in thousands, except as noted) (See Note 18)

	Controlling interest
				Accumulated other comprehensive result		Accumulated deficit
	Certificates of Contribution “A”	Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the year/period	From prior years	Total	Non- controlling interest	Total Equity (deficit)
Balances as of December 31, 2022	1,029,592,293	66,730,591	1,002,130	25,437,210	26,300,178	100,412,051	(3,018,008,068)	(1,768,533,615)	(288,610)	(1,768,822,225)
Transfer to accumulated deficit	—	—	—	—	—	(100,412,051)	100,412,051	—	—	—
Increase in Certificates of Contribution "A"	17,700,000	—	—	—	—	—	—	17,700,000	—	17,700,000
Total comprehensive (loss) income	—	—	—	(28,252,734)	—	56,751,867	—	28,499,133	(19,209)	28,479,924
Balances as of March 31, 2023	1,047,292,293	66,730,591	1,002,130	(2,815,524)	26,300,178	56,751,867	(2,917,596,017)	(1,722,334,482)	(307,819)	(1,722,642,301)
Balances as of December 31, 2023	1,196,207,416	66,730,591	1,002,130	(28,679,410)	21,366,405	8,106,714	(2,917,596,017)	(1,652,862,171)	(116,639)	(1,652,978,810)
Transfer to accumulated deficit	—	—	—	—	—	(8,106,714)	8,106,714	—	—	—
Increase in Certificates of Contribution "A"	77,237,018	—	—	—	—	—	—	77,237,018	—	77,237,018
Total comprehensive (loss) income	—	—	—	(5,988,918)	38	4,696,102		(1,292,778)	(14,178)	(1,306,956)
Balances as of March 31, 2024	1,273,444,434	66,730,591	1,002,130	(34,668,328)	21,366,443	4,696,102	(2,909,489,303)	(1,576,917,931)	(130,817)	(1,577,048,748)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Cash Flows
For the three-month periods ended March 31, 2024 and 2023
(Figures stated in thousands, except as noted)

	2024		2023
Operating activities:
Net income	Ps.	4,682,206	Ps.	56,735,776
Income taxes and duties	31,868,972		71,805,163
Depreciation and amortization of wells, pipelines, properties, plant and equipment	32,880,697		28,055,558
Amortization of intangible assets	67,232		70,173
Impairment of wells, pipelines, properties, plant and equipment	7,645,843		40,137,388
Capitalized unsuccessful wells	4,406,064		1,183,614
Unsuccessful wells from intangible assets	2,511,701		7,284,467
Loss from disposal of wells, pipelines, properties, plant and equipment	1,619,802		1,468,345
Depreciation of rights of use	1,419,646		1,307,659
Cancellation of leases	—		(27,305)
Unrealized foreign exchange loss of reserve for well abandonment	1,114,600		1,034,700
(Profit) sharing in associates, net	(30,897)		(109,956)
Unrealized foreign exchange (income)	(23,269,039)		(118,386,868)
Financing cost	34,085,757		38,175,362
Financing income	(6,539,289)		(6,015,152)
Funds from operating activities	92,463,295		122,718,924
Profit-sharing duty and income tax paid	(14,929,410)		(54,652,932)
Derivative financial instruments	17,323,220		(6,464,390)
Customers and accounts receivable	79,003,431		31,134,871
Inventories	(4,716,132)		(23,810,489)
Accounts payable and accrued expenses	(1,275,257)		(662,140)
Suppliers	5,851,469		(5,621,741)
Provisions for sundry creditors	(4,404,449)		(1,544,693)
Employee benefits	13,156,839		14,165,110
Other taxes and duties	(87,065,098)		3,542,192
Net cash flows from operating activities	95,407,908		78,804,712
Investing activities
Interest collected	1,921,092		1,367,988
Other assets	(2,248,024)		3,333,376
Acquisition of wells, pipelines, properties, plant and equipment	(46,818,054)		(44,928,022)
Acquisition of intangible assets	(9,238,437)		(8,248,461)
Net cash flows (used in) investing activities	(56,383,423)		(48,475,119)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	77,237,018		17,700,000
Collections from the Mexican Government	3,579,085		27,901,421
Interest collected from the Mexican Government	1,928,811		3,132,554
Lease payments	(1,696,849)		(1,702,143)
Interest of lease paid	(624,222)		(399,869)
Loans obtained from financial institutions	265,844,278		257,303,473
Debt payments, principal only	(330,124,127)		(276,133,915)
Interest paid	(50,977,215)		(55,487,717)
Net cash flows (used in) financing activities	(34,833,221)		(27,686,196)
Net increase in cash and cash equivalents	4,191,264		2,643,397
Effects of foreign exchange on cash balances	(912,389)		(7,974,228)
Cash and cash equivalents at the beginning of the year	68,747,376		64,414,511
Cash and cash equivalents at the end of the period (Note 9)	Ps.	72,026,251	Ps.	59,083,680

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
NOTE 1.    STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.

On August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.

The Subsidiary Entities, Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities and their primary purposes, are as follows:

•Pemex Exploration and Production: This entity is in charge of the exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;

•Pemex Industrial Transformation: This entity performs activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals, as well as commercializes, distributes and trades methane, ethane and propylene, directly or through others; and

•Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.

NOTE 2.    AUTHORIZATION AND BASIS OF PREPARATION

Authorization

On June 28, 2024, these condensed consolidated interim financial statements and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Lic. Carlos Fernando Cortez González, Acting Chief Financial Officer, Mr. José María del Olmo Blanco, Deputy Director of Budgeting and Accounting, and Mr. Óscar René Orozco Piliado, Associate Managing Director of Accounting.

Basis of preparation

A.    Statement of compliance

PEMEX prepared its condensed consolidated interim financial statements as of March 31, 2024 and December 31, 2023, and for the three-month periods ended March 31, 2024 and 2023, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2023. PEMEX estimates that there is no significant impact on its condensed consolidated interim financial statements due to the seasonality of operations. These condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2023.

B.    Basis of accounting

These condensed consolidated interim financial statements have been prepared using the historical cost basis method, with the exception of the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments (“DFIs”)	Fair Value

Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)

C.    Going concern

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period (See Note 18-F).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

D.    Functional and reporting currency

These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.    The budget through which Petróleos Mexicanos and its Subsidiary Entities operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;

iii.    Employee benefits provision was 36% and 35% of PEMEX’s total liabilities as of March 31, 2024 and December 31, 2023, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.    Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

With regards to PEMEX’s foreign currency (export sales, borrowings, etc.), Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Terms definition

References in these condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S.$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

E.    Use of judgments and estimates

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.

The significant judgements made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2023.

ii.    Measurement of fair values

Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities. PEMEX has an established control framework with respect to the

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 3.    MATERIAL ACCOUNTING POLICIES

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2023, except for the adoption of new standards effective as of January 1, 2024. However, these new standards have not had a material effect on the condensed consolidated interim financial statements of PEMEX.

NOTE 4.    RECENTLY ISSUED ACCOUNTING STANDARDS

A number of new standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted; however, PEMEX has not early adopted the new or amended standards in preparing these condensed consolidated interim financial statements.

The following amended standards and interpretations are not expected to have a significant impact on PEMEX’s condensed consolidated interim financial statements:

i.Applicable as of January 1, 2024

•Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
•Lack of Exchangeability (Amendments to IAS 21)

ii.Applicable as of January 1, 2027

•Presentation and Disclosure in Financial Statements (IFRS 18)
PEMEX is in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.

On March 6, 2024, the SEC adopted final rules mandating registrants to disclose specific climate-related information. PEMEX is currently evaluating the potential impact of these regulations on its reporting practices.

NOTE 5.    SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of March 31, 2024 and December 31, 2023, the Subsidiary Entities consolidated in these condensed consolidated interim financial statements include Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

As of March 31, 2024 and December 31, 2023, the consolidated Subsidiary Companies are as follows:

•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”) (i)(ii)(iv)
•PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”) (iii)(iv)(xiii)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
•Pro-Agroindustria, S.A. de C.V. (“AGRO”) (iii)(iv)
•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)
•Pemex Finance Limited (“FIN”) (iii)(ix)(xiii)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. (“PDII”) (iii)(iv)(xi)
•KOT Insurance Company, AG. (“KOT”) (iii)(viii)
•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(v)(xiii)
•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)
•PMX Fertilizantes Holding, S.A. de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)(xiii)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(x)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (i)(iii)(vi)
•Gasolinas Bienestar, S.A. de C.V. (“GASOB”) (iii)(xii)

(i)Member Company of the “PMI Subsidiaries”.
(ii)Non-controlling interest company (98.33% in PMI CIM and 60.00% in COMESA).
(iii)Petróleos Mexicanos owns 100.00% of the interests in this Subsidiary Company.
(iv)Operates in Mexico.
(v)Operates in Spain.
(vi)Operates in the United States of America.
(vii)Operates in Ireland.
(viii)Operates in Switzerland.
(ix)Operates in the Cayman Islands.
(x)Operates in the Netherlands.
(xi)Formerly Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V., until April 20, 2023.
(xii)Consolidated as of July 2023.
(xiii)This company is in process of liquidation.

NOTE 6.    SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of March 31, 2024 and December 31, 2023, PEMEX’s operations were conducted through seven business segments: Exploration and Production, Industrial Transformation, Logistics, DPRLP, the Trading Companies, Corporate and Other Operating Subsidiary Companies. Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at market prices.

The primary sources of revenue for PEMEX’s business segments are as described below:

•The Exploration and Production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 17 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation. Additionally, it receives income from drilling services, and servicing and repairing wells.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
•The Industrial Transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency or "ASA"). The refining segment’s most important products are different types of gasoline and diesel.

The Industrial Transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.

•The Logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•The DPRLP segment includes Deer Parks's operations, whose operating results and performance are currently and regularly reviewed as a separate business by PEMEX's Board of Directors. DPRLP generates revenues from sales of distillates and gasoline in the U.S. market.

•The Trading Companies segment, which consist of PMI CIM, PMI NASA, PMI Trading, MGAS and GASOB (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

•The Corporate segment provides administrative, financing and consulting services to PEMEX’s subsidiary entities and companies.

•The Other Operating Subsidiary Companies segment provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s subsidiary entities and companies.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.

As of/for the three-month period ended March 31, 2024	Exploration and Production		Industrial Transformation		Logistics		DPRLP		Trading Companies		Corporate		Other Operating Subsidiary Companies		Intersegment eliminations		Total
Revenues:
Trade	Ps.	87,259,330	158,443,854		—		39,287,572		111,617,924		—		8,610,677		—		Ps.	405,219,357
Intersegment	132,036,850		92,936,478		25,697,326		6,396,083		119,735,847		16,696,155		10,413,805		(403,912,544)		—
Services income	6,136		46,997		122,305		—		496,324		210		7,050		—		679,022
(Impairment) of wells, pipelines, properties, plant and equipment, net	(7,529,638)		55,625		(171,830)		—		—		—		—		—		(7,645,843)
Cost of sales	126,715,893		277,387,615		20,842,700		41,735,928		226,556,362		204,209		16,343,592		(387,600,926)		322,185,373
Gross income	85,056,785		(25,904,661)		4,805,101		3,947,727		5,293,733		16,492,156		2,687,940		(16,311,618)		76,067,163
Distribution, transportation and sale expenses	154,330		3,739,994		81,050		—		25,740		(14,544)		25,113		(1,516,001)		2,495,682
Administrative expenses	14,913,743		14,008,418		4,514,907		385,698		713,603		19,614,921		1,288,502		(14,715,083)		40,724,709
Other revenues	1,161,805		1,971,551		140,427		3,415		134,420		60,378		777,627		—		4,249,623
Other expenses	293,119		377,794		27,322		—		13,566		73,316		6,860		(93,095)		698,882
Operating income	70,857,398		(42,059,316)		322,249		3,565,444		4,675,244		(3,121,159)		2,145,092		12,561		36,397,513
Financing income	18,957,683		429,665		4,924,388		250,201		291,368		68,478,619		540,260		(87,332,895)		6,539,289
Financing cost	57,168,336		8,470,830		74,558		34,439		1,870,166		53,217,184		570,578		(87,320,334)		34,085,757
Derivative financial instruments (cost) income, net	(13,840,638)		22,423		—		42,068		(520,824)		8,578,110		—		—		(5,718,861)
Foreign exchange income — net	19,705,014		18,820,550		37,250		—		10,792		(4,068,914)		(1,116,595)		—		33,388,097
Profit sharing in associates	(11,682)		(622,954)		5		—		5,416,805		(12,493,866)		10,440,118		(2,697,529)		30,897
Total duties, taxes and other	31,744,815		—		670,042		33,722		(57,354)		(540,495)		18,242		—		31,868,972
Net income	Ps.	6,754,624	Ps.	(31,880,462)	Ps.	4,539,292	Ps.	3,789,552	Ps.	8,060,573	Ps.	4,696,101	Ps.	11,420,055	Ps.	(2,697,529)	Ps.	4,682,206
Total current assets	790,039,859		229,864,541		275,178,288		33,821,659		240,713,263		1,984,138,170		112,021,558		(3,177,636,535)		488,140,803
Total non-current assets	913,610,411		524,476,776		160,125,547		26,679,900		105,467,464		59,580,221		456,918,737		(507,171,105)		1,739,687,951
Total current liabilities	558,396,695		1,210,411,796		82,665,035		7,557,292		185,026,446		2,051,414,339		72,685,101		(3,177,563,981)		990,592,723
Total long-term liabilities	1,674,266,228		625,588,403		84,836,326		2,853,445		1,185,464		1,569,221,983		57,040,222		(1,200,707,292)		2,814,284,779
Total equity (deficit)	(529,012,653)		(1,081,658,882)		267,802,474		50,090,822		159,968,817		(1,576,917,931)		439,214,972		693,463,633		(1,577,048,748)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	26,980,687		2,920,844		1,650,926		539,928		68,143		143,031		577,138		—		32,880,697
Depreciation of rights of use	80,870		760,813		83,347		137,331		184,209		150,632		22,444		—		1,419,646
Net periodic cost of employee benefits	9,887,798		14,124,150		2,399,715		—		2,413		8,769,135		15,915		—		35,199,126
Interest income (1)	41,254		241,653		3,805		88,124		109,419		2,877,066		426,943		—		3,788,264
Interest cost (2)	(1,620,529)		742,731		74,558		34,439		1,496,038		30,998,309		425,205		—		32,150,751

(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

For the three-month period ended March 31, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	Ps.	99,262,071	212,831,591	—	38,751,390	63,393,241	—	3,675,103	—	Ps.	417,913,396
Intersegment	123,772,754		61,530,513	24,672,264	5,659,956	148,939,875	20,672,225	13,569,996	(398,817,583)	—
Services income	6,760		43,123	(54,639)	222	510,009	232	19,880	—	525,587
(Impairment) of wells, pipelines, properties, plant and equipment, net	(40,668,324)		530,936	—	—	—	—	—	—	(40,137,388)
Cost of sales	103,581,798		299,383,209	18,419,474	38,972,268	206,305,621	145,414	15,248,373	(378,073,794)	303,982,363
Gross income	78,791,463		(24,447,046)	6,198,151	5,439,300	6,537,504	20,527,043	2,016,606	(20,743,789)	74,319,232
Distribution, transportation and sale expenses	168,359		5,586,337	47,535	—	79,851	34,842	20,630	(1,359,496)	4,578,058
Administrative expenses	16,458,606		15,986,866	5,239,318	226,025	514,778	19,682,329	1,741,641	(19,614,427)	40,235,136
Other revenues	864,711		3,831,660	35,570	4,258	212,952	65,798	1,181,705	—	6,196,654
Other expenses	654,142		20,613	(443,343)	137,943	121,073	—	488	235,677	726,593
Operating income	62,375,067		(42,209,202)	1,390,211	5,079,590	6,034,754	875,670	1,435,552	(5,543)	34,976,099
Financing income	16,171,568		211,016	4,622,514	137,642	98,214	41,823,637	349,239	(57,398,678)	6,015,152
Financing cost	33,098,528		7,632,806	82,361	40,992	1,319,370	52,819,850	585,676	(57,404,221)	38,175,362
Derivative financial instruments (cost) income, net	4,226,389		215,725	—	—	94,602	(4,238,324)	—	—	298,392
Foreign exchange income — net	65,896,088		61,114,084	74,014	—	34,974	(3,882,187)	2,079,729	—	125,316,702
Profit sharing in associates	955		1,138,420	—	—	9,582,455	74,437,392	14,141,666	(99,190,932)	109,956
Total duties, taxes and other	72,205,498		—	66,647	12,478	65,919	(555,530)	10,151	—	71,805,163
Net income	Ps.	43,366,041	12,837,237	5,937,731	5,163,762	14,459,710	56,751,868	17,410,359	(99,190,932)	Ps.	56,735,776
Depreciation and amortization of wells, pipelines, properties, plant and equipment	22,159,543		3,010,438	1,604,510	562,259	81,645	151,206	485,957	—	28,055,558
Depreciation of rights of use	69,778		775,965	96,592	135,604	61,927	147,411	20,382	—	1,307,659
Net periodic cost of employee benefits	9,374,175		13,508,866	2,174,632	—	1,592	8,319,364	11,840	—	33,390,469
Interest income (1)	41,674		156,749	35,762	83,917	10,982	3,954,874	218,559	—	4,502,517
Interest cost (2)	(148,806)		878,250	81,950	40,992	1,115,165	32,297,410	504,643	—	34,769,604

(1)Included in financing income.
(2)Included in financing cost.

As of December 31, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	Ps.	909,819,796	218,747,813	274,384,409	34,058,111	235,899,424	1,850,711,295	111,621,072	(3,096,701,174)	Ps.	538,540,746
Total non-current assets	910,837,120		521,938,961	162,309,993	27,058,584	101,729,105	158,576,028	448,587,744	(566,102,945)	1,764,934,590
Total current liabilities	629,264,289		1,161,203,831	89,855,544	10,696,459	182,349,198	2,071,859,608	75,119,615	(3,096,630,883)	1,123,717,661
Total non-current liabilities	1,727,159,904		625,142,251	83,574,554	3,191,749	1,247,810	1,590,289,886	58,281,618	(1,256,151,287)	2,832,736,485
Equity (deficit), net	(535,767,277)		(1,045,659,308)	263,264,304	47,228,487	154,031,521	(1,652,862,171)	426,807,583	689,978,051	(1,652,978,810)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 7.    REVENUE

For the three-month periods ended March 31, 2024 and 2023, the revenues were as follows:

A.    Revenue disaggregation

For the three-month period ended March 31,	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2024
United States	Ps.	48,531,820	—	—	39,287,572	32,723,898	—	470,856	Ps.	121,014,146
Other	18,857,285		—	—	—	4,900,693	—	112,917	23,870,895
Europe	19,836,166		—	—	—	4,967,817	—	—	24,803,983
Local	40,195		158,490,851	122,305	—	69,521,840	210	8,033,954	236,209,355
Total	Ps.	87,265,466	158,490,851	122,305	39,287,572	112,114,248	210	8,617,727	Ps.	405,898,379
2023
United States	Ps.	66,670,658	—	—	38,751,612	34,393,632	—	468,895	Ps.	140,284,797
Other	17,469,272		—	—	—	2,018,742	—	12,747	19,500,761
Europe	15,078,246		—	—	—	714,975	—	—	15,793,221
Local	50,655		212,874,714	(54,639)	—	26,775,901	232	3,213,341	242,860,204
Total	Ps.	99,268,831	212,874,714	(54,639)	38,751,612	63,903,250	232	3,694,983	Ps.	418,438,983
Major products and services
2024
Crude oil	Ps.	87,225,272	—	—	—	3,794,097	—	—	Ps.	91,019,369
Gas	34,058		16,724,798	—	—	5,825,466	—	—	22,584,322
Refined petroleum products	—		141,608,475	—	28,743,260	101,929,208	—	—	272,280,943
Other	—		110,581	—	10,544,312	69,153	—	8,610,677	19,334,723
Services	6,136		46,997	122,305	—	496,324	210	7,050	679,022
Total	Ps.	87,265,466	158,490,851	122,305	39,287,572	112,114,248	210	8,617,727	Ps.	405,898,379
2023
Crude oil	Ps.	99,218,176	—	—	—	681,026	—	—	Ps.	99,899,202
Gas	43,895		17,673,421	—	—	10,479,209	—	—	28,196,525
Refined petroleum products	—		193,252,466	—	34,923,129	52,060,129	—	—	280,235,724
Other	—		1,905,704	—	3,828,261	172,877	—	3,675,103	9,581,945
Services	6,760		43,123	(54,639)	222	510,009	232	19,880	525,587
Total	Ps.	99,268,831	212,874,714	(54,639)	38,751,612	63,903,250	232	3,694,983	Ps.	418,438,983
Timing of revenue recognition
2024
Products transferred at a point in time	Ps.	87,259,330	153,072,105	122,305	39,287,572	111,617,924	—	8,610,677	Ps.	399,969,913
Products and services transferred over the time	6,136		5,418,746	—	—	496,324	210	7,050	5,928,466
Total	Ps.	87,265,466	158,490,851	122,305	39,287,572	112,114,248	210	8,617,727	Ps.	405,898,379
2023
Products transferred at a point in time	Ps.	99,262,071	155,600,837	(54,639)	38,751,390	63,393,241	—	3,675,103	Ps.	360,628,003
Products and services transferred over the time	6,760		57,273,877	—	222	510,009	232	19,880	57,810,980
Total	Ps.	99,268,831	212,874,714	(54,639)	38,751,612	63,903,250	232	3,694,983	Ps.	418,438,983

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

Nature, performance obligations and timing of revenue recognition-

Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales
Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).
Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.
The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.
For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to two months in determining the final sale price, such as in the case of sales to some regions.
Revenue is measured initially estimating variables such as quality and volume claims, delays in boarding, etc.

Sale of petroleum products
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.
The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Comisión Reguladora de Energía (Energy Regulatory Commission or “CRE”).

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

Products / services	Nature, performance obligations	Timing of revenue recognition
Sales of natural gas
There is only one performance obligation that includes transport and handling services to the point of delivery.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue initially is measured estimating variables as quality and volume claims, etc. Invoices are usually payable within 30 days.

Services
In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.
Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products
There is only one performance obligation that includes transportation for delivery to destination.
The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.
The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

B.    Accounts receivable in the statement of financial position

As of March 31, 2024 and December 31, 2023, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps.128,095,559 and Ps.111,394,431, respectively (see Note 10).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

C.    Practical expedients

i.    Significant financial component, less than one year

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

ii.    Practical expedient

PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

D. The Automotive Incentive

On March 4, 2022, the Mexican Government published a decree in the Official Gazette of the Federation establishing a tax incentive pursuant to which PEMEX can recover the difference between the international reference price of gasoline and the price at which gasoline is traded in the domestic market, effective until December 31, 2024. The automotive incentive is included in the domestic revenues line item in the Statement of Comprehensive Income.

NOTE 8.    FINANCIAL INSTRUMENTS

A.    Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of March 31, 2024 and December 31, 2023. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of March 31, 2024	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Derivative financial instruments	9,398,635	—	—	—	—	9,398,635	—	9,398,635	—	9,398,635
Equity instruments (1)	—	—	552,355	—	—	552,355	—	552,355	—	552,355
Total	9,398,635	—	552,355	—	—	9,950,990

Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	72,026,251	—	72,026,251	—	—	—	—
Customers	—	—	—	128,095,559	—	128,095,559	—	—	—	—
Officials and employees	—	—	—	5,558,574	—	5,558,574	—	—	—	—
Sundry debtors	—	—	—	31,141,389	—	31,141,389	—	—	—	—
Investments in associates	—	—	—	1,789,377	—	1,789,377	—	—	—	—
Notes receivable	—	—	—	1,078,946	—	1,078,946	—	—	—	—
Mexican Government Bonds	—	—	—	60,501,114	—	60,501,114	58,752,695	—	—	58,752,695
Other assets	—	—	—	7,765,363	—	7,765,363	—	—	—	—
Total	—	—	—	307,956,573	—	307,956,573

Financial liabilities measured at fair value
Derivative financial instruments	(53,290,433)	—	—	—	—	(53,290,433)	—	(53,290,433)	—	(53,290,433)
Total	(53,290,433)	—	—	—	—	(53,290,433)

Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(364,814,305)	(364,814,305)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(82,371,507)	(82,371,507)	—	—	—	—
Leases	—	—	—	—	(40,740,446)	(40,740,446)	—	—	—	—
Debt	—	—	—	—	(1,692,803,465)	(1,692,803,465)	—	(1,454,065,508)	—	(1,454,065,508)
Total	—	—	—	—	(2,180,729,723)	(2,180,729,723)
(1) Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

Carrying amount	Fair value hierarchy

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2023	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value
Derivative financial instruments	9,926,384	—	—	—	—	9,926,384	—	9,926,384	—	9,926,384
Equity instruments (1)	—	—	552,355	—	—	552,355	—	552,355	—	552,355
Total	9,926,384	—	552,355	—	—	10,478,739

Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	68,747,376	—	68,747,376	—	—	—	—
Customers	—	—	—	111,394,431	—	111,394,431	—	—	—	—
Officials and employees	—	—	—	5,633,492	—	5,633,492	—	—	—	—
Sundry debtors	—	—	—	35,253,635	—	35,253,635	—	—	—	—
Investments in associates	—	—	—	1,854,803	—	1,854,803	—	—	—	—
Notes receivable	—	—	—	1,179,706	—	1,179,706	—	—	—	—
Mexican Government Bonds	—	—	—	64,132,418	—	64,132,418	62,731,992	—	—	62,731,992
Other assets	—	—	—	6,109,398	—	6,109,398	—	—	—	—
Total	—	—	—	294,305,259	—	294,305,259

Financial liabilities measured at fair value
Derivative financial instruments	(36,494,962)	—	—	—	—	(36,494,962)	—	(36,494,962)	—	(36,494,962)
Total	(36,494,962)	—	—	—	—	(36,494,962)

Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(368,345,849)	(368,345,849)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(83,646,764)	(83,646,764)	—	—	—	—
Leases	—	—	—	—	(41,848,333)	(41,848,333)	—	—	—	—
Debt	—	—	—	—	(1,794,470,357)	(1,794,470,357)	—	(1,577,509,797)	—	(1,577,509,797)
Total	—	—	—	—	(2,288,311,303)	(2,288,311,303)
(1) Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

Debt is recognized at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

B.     Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
C.     Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value, or Mark-to-Market (MtM), represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX’s business areas and accounting, such as SAP (System Applications Products).

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency and interest rate options, this is done through the Black Scholes Model, and for crude oil options, through the Levy Model for Asian options.

According to IFRS 13 “Fair Value Measurement”, the mark-to-market value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

Given that PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables since, through time, asset flows are offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

D.    Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the condensed consolidated interim financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.

As of March 31, 2024, and December 31, 2023, the net fair value of PEMEX’s DFIs (including embedded derivatives, DFIs that have not reached maturity and those that have reached maturity but have not been settled) recognized in the condensed consolidated interim statement of financial position was Ps.(43,891,797) and Ps.(26,568,578), respectively. As of March 31, 2024, and December 31, 2023, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.

For the three-month periods ended March 31, 2024, and 2023, PEMEX recognized a net (loss) gain of Ps.(5,718,861) and Ps.298,392, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
as instruments entered into for trading purposes (the loss as of March 31, 2024, includes the loss from the cancellation of the embedded derivative).

In accordance with established accounting policies, PEMEX has analyzed the different non-financial contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of March 31, 2024, and December 31, 2023, PEMEX did not recognize any embedded derivatives (foreign currency or index) in the non-financial contracts.

As of December 31, 2023, PEMEX had recognized a favorable implicit forward of Ps.194,194 contained in an FX Single Cross Currency Swap contract, with maturity date in February 2024, therefore, as of March 31, 2024, PEMEX stopped recognizing the implicit forward.

E.    IBOR reference rates transition

As a result of the decision made by the Financial Stability Board (“FSB”), the Interbank Offered Rates (“IBORs”), such as the LIBOR in dollars (over-night “O/N”, one week “1W”, two months “2M” and twelve months “12M”) or the EURIBOR in Euros, ceased being published in 2022 and were replaced by alternative reference rates, based on risk-free rates (“RFRs”) obtained from market operations.

The discontinuation of the publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars, (over-night “O/N”, one month “1M”, three months “3M”, six months “6M” and twelve months "12M").

Therefore, PEMEX reviewed contracts expiring after the applicable discontinuation dates, that could be impacted by the change in the aforementioned rates and has carried out all the relevant negotiations with its counterparts to establish the new rates in their contracts.

As of December 31, 2023, PEMEX has amended the financial instruments referenced to IBOR variable rates and has established the corresponding financial instruments referenced to RFR.

Furthermore, because of the reference rate transition based on RFR, PEMEX has adopted the policy of not entering into new DFIs referenced to IBOR rates. Additionally, the construction of the discount curves that PEMEX uses to calculate the fair value of its DFIs includes financial instruments referenced to the corresponding currency RFR.

As a result of the policy, from 2021 to March 31, 2024, PEMEX contracted financing operations in U.S. dollars at floating rates linked to the new RFR rates.

In the event that TIIE ceases to be published, the financial instruments portfolio referenced to these floating rates is composed of debt instruments and DFIs as shown below:

		*Notional Amounts As of March 31, 2024
	Reference Rate	(in thousands of Mexican pesos)
Debt	TIIE 28D MXN	181,167,330
	TIIE 91D MXN	18,367,170
DFI	TIIE 28D MXN	31,733,673

*Note: Notional amounts with maturity after March 31, 2024.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

Regarding this matter, the Banco de México (the Mexican Central Bank) announced that the 28-day TIIE will cease to be a reference for new contracts starting from January 1, 2025. Similarly, the 91-day and 182-day TIIE ceased to be references for new contracts starting from January 1, 2024.

PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed rates, which are not listed in the table above since PEMEX’s fixed rate portfolio will not be impacted by the IBOR transition.

According to the general market practice, PMI Trading credit agreements include the new language to use the Secured Overnight Funding Rate (SOFR) as the benchmark rate.

NOTE 9.    CASH AND CASH EQUIVALENTS

As of March 31, 2024 and December 31, 2023, cash and cash equivalents were as follows:

	March 31, 2024		December 31, 2023
Cash on hand and in banks (1)	Ps.	56,956,470	Ps.	45,728,321
Highly liquid investments (2)	15,069,781		23,019,055
Total of cash and cash equivalents	Ps.	72,026,251	Ps.	68,747,376

(1)Cash on hand and in banks is primarily composed of cash in banks.
(2)Mainly composed of short-term investments.

NOTE 10.    CUSTOMERS AND OTHER FINANCING AND NON-FINANCING ACCOUNTS RECEIVABLE

As of March 31, 2024 and December 31, 2023, accounts receivable and other receivables were as follows:

A.Customers

	March 31, 2024		December 31, 2023
Domestic customers, net	Ps.	90,572,472	Ps.	79,069,658
Export customers, net	37,523,087		32,324,773
Total customers, net	Ps.	128,095,559	Ps.	111,394,431

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

B.Other financial and non-financial accounts receivable

	March 31, 2024		December 31, 2023
Financial assets:
Sundry debtors (1)	Ps.	31,141,389	Ps.	35,253,635
Employees and officers	5,558,574		5,633,492
Total financial assets	Ps.	36,699,963	Ps.	40,887,127
Non-financial assets:
Taxes to be recovered and prepaid taxes	Ps.	62,913,083	Ps.	155,336,028
Special Tax on Production and Services	8,109,457		2,603,657
Other accounts receivable	3,534,679		5,139,993
Total non-financial assets	Ps.	74,557,219	Ps.	163,079,678

(1)Includes Ps.(826,914) and Ps.(827,739) of impairment, as of March 31, 2024 and December 31, 2023, respectively.

NOTE 11.    INVENTORIES

As of March 31, 2024 and December 31, 2023, inventories were as follows:

	March 31, 2024		December 31, 2023
Refined and petrochemicals products	Ps.	47,863,067	Ps.	51,455,826
Products in transit	32,608,661		25,510,618
Crude oil	26,566,437		28,428,427
Materials and products in stock	5,784,844		5,870,013
Gas and condensate products	133,273		160,180
Materials in transit	61,993		610,928
	Ps.	113,018,275	Ps.	112,035,992

NOTE 12.    INVESTMENTS IN ASSOCIATES

A.The investments in associates as of March 31, 2024 and December 31, 2023 were as follows:

	Percentage of investment	March 31, 2024		December 31, 2023
Sierrita Gas Pipeline LLC	35.00%	Ps.	820,138	Ps.	879,616
Frontera Brownsville, LLC.	50.00%	347,403		354,691
Texas Frontera, LLC.	50.00%	156,601		178,421
CH4 Energía, S. A. de C.V.	50.00%	196,065		183,648
Administración del Sistema Portuario Nacional Dos Bocas, S. A. de C.V.	40.00%	87,746		74,529
Other, net	Various	181,424		183,898
		Ps.	1,789,377	Ps.	1,854,803

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
Profit sharing in associates:

	Three-month periods ended March 31,
	2024		2023
Administración del Sistema Portuario Nacional Dos Bocas, S.A. de C.V.	Ps.	13,218	Ps.	30,298
CH4 Energía S.A. de C.V.	12,417		11,921
Texas Frontera, LLC.	7,492		11,888
Sierrita Gas Pipeline LLC	—		29,531
Other, net	—		25,399
Frontera Brownsville, LLC.	(2,230)		919
Profit sharing in associates	Ps.	30,897	Ps.	109,956

B.    Additional information about the significant investments in associates is presented below:

•Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

•Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and together they are entitled to the results in proportion of their respective investment. The company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.

•CH4 Energía, S.A. de C.V. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

•Administración del Sistema Portuario Nacional Dos Bocas S.A. de C.V. (previously Administración Portuaria Integral de Dos Bocas, S.A. de C.V.). This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 13.    WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

As of March 31, 2024, 2023 and December 31, 2023, wells, pipelines, properties, plant and equipment, net, is presented as follows:

Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Unproductive fixed assets	Total fixed assets
Investment
Balances as of January 1, 2023	1,053,836,879	14,840,995	493,683,632	1,586,407,714	73,865,712	420,363,210	50,809,657	29,297,417	374,025,584	53,125,295	—	4,150,256,095
Acquisitions	3,555,990	1,033,300	95,260	7,844,170	1,670	550,840	524,900	1,174,170	33,976,760	128,090	—	48,885,150
Reclassifications	283,910	—	—	—	(339,880)	—	39,610	(60)	16,430	—	(10)	—
Capitalization	3,011,920	—	3,728,200	21,173,950	208,650	4,491,700	308,720	9,010	(32,932,150)	—	—	—
Disposals	(196,670)	—	(130,160)	—	—	—	(103,850)	(1,560)	(1,205,560)	—	—	(1,637,800)
Translation effect	(9,172,310)	—	(109,150)	—	(685,260)	—	(42,830)	(292,820)	(15,346,180)	(169,200)	—	(25,817,750)
Balances as of March 31, 2023	Ps.	1,051,319,719	15,874,295	497,267,782	1,615,425,834	73,050,892	425,405,750	51,536,207	30,186,157	358,534,884	53,084,185	(10)	Ps.	4,171,685,695
Balances as of January 1, 2023	1,053,836,879	14,840,995	493,683,632	1,586,407,714	73,865,712	420,363,210	50,809,657	29,297,417	374,025,584	53,125,295	—	4,150,256,095
Acquisitions	24,218,720	5,271,100	4,266,300	36,368,940	24,280	2,164,860	2,564,910	3,447,500	249,698,512	140,930	—	328,166,052
Reclassifications	3,396,480	—	103,670	2,967,760	(197,220)	(2,648,540)	(246,280)	1,000	3,855,890	—	—	7,232,760
Capitalization	15,580,570	—	15,121,590	71,789,810	1,739,570	7,966,840	1,119,100	883,390	(114,200,870)	—	—	—
Disposals	(8,316,930)	(1,198,300)	(21,457,210)	(2,321,630)	(52,680)	(2,587,350)	(611,940)	(78,490)	(1,360,990)	(37,300)	—	(38,022,820)
Translation effect	(17,728,270)	—	(273,420)	—	(1,423,660)	—	(90,310)	(562,380)	(31,513,360)	(340,630)	—	(51,932,030)
Balances as of December 31, 2023	Ps.	1,070,987,449	18,913,795	491,444,562	1,695,212,594	73,956,002	425,259,020	53,545,137	32,988,437	480,504,766	52,888,295	—	Ps.	4,395,700,057
Acquisitions	2,634,900	1,063,180	623,500	7,682,250	20	371,090	541,520	214,780	28,658,120	—	—	41,789,360
Reclassifications	511,550	—	—	—	38,830	(550,380)	—	—	—	—	—	—
Capitalization	6,068,680	—	5,910	13,749,990	817,350	—	172,560	23,390	(20,865,300)	27,420	—	—
Disposals	(489,040)	—	(802,610)	—	(10,370)	—	(192,280)	(169,090)	(2,567,600)	(5,090)	—	(4,236,080)
Translation effect	(1,870,320)	—	(5,220)	—	(144,830)	—	(11,820)	(54,190)	(4,039,740)	(32,940)	—	(6,159,060)
Balances as of March 31, 2024	Ps.	1,077,843,219	Ps.	19,976,975	Ps.	491,266,142	Ps.	1,716,644,834	Ps.	74,657,002	Ps.	425,079,730	Ps.	54,055,117	Ps.	33,003,327	Ps.	481,690,246	Ps.	52,877,685	Ps.	—	Ps.	4,427,094,277

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Unproductive fixed assets	Total fixed assets
Accumulated depreciation and amortization
Balances as of January 1, 2023	(789,443,853)		(6,593,644)	(264,441,515)	(1,260,106,083)	(47,796,496)	(294,192,090)	(45,932,403)	(15,664,032)	(57,335,129)	—	—	(2,781,505,245)
Depreciation and amortization	(8,341,250)		(134,150)	(3,198,930)	(12,538,510)	(491,010)	(2,652,850)	(371,110)	(327,748)	—	—	—	(28,055,558)
Reclassifications	(276,830)		—	—	—	309,120	—	(32,350)	60	—	—	—	—
(Impairment)	(3,968,940)		—	(2,430,870)	(23,506,660)	—	(14,533,398)	—	—	—	—	—	(44,439,868)
Reversal of impairment	4,302,480		—	—	—	—	—	—	—	—	—	—	4,302,480
Disposals	113,080		—	—	—	—	—	56,070	305	—	—	—	169,455
Translation effect	5,188,580		—	214,910	—	338,330	—	71,660	48,530	—	—	—	5,862,010
Balances as of March 31, 2023	Ps.	(792,426,733)	(6,727,794)	(269,856,405)	(1,296,151,253)	(47,640,056)	(311,378,338)	(46,208,133)	(15,942,885)	(57,335,129)	—	—	Ps.	(2,843,666,726)
Balances as of January 1, 2023	(789,443,853)		(6,593,644)	(264,441,515)	(1,260,106,083)	(47,796,496)	(294,192,090)	(45,932,403)	(15,664,032)	(57,335,129)	—	—	(2,781,505,245)
Depreciation and amortization	(33,219,850)		(714,350)	(12,824,020)	(73,618,580)	(1,858,330)	(12,164,310)	(1,645,720)	(1,510,116)	—	—	—	(137,555,276)
Reclassifications	45,407,770		—	(46,118,320)	(6,926,040)	327,930	109,160	(12,330)	74,390	(95,320)	—	—	(7,232,760)
(Impairment)	(45,202,986)		—	(22,452,490)	(55,380,990)	—	(26,134,930)	—	—	(4,808,840)	—	—	(153,980,236)
Reversal of impairment	19,244,900		—	18,153,170	52,926,380	23,570	29,485,650	10,100	33,078	5,305,870	—	—	125,182,718
Disposals	7,510,670		411,410	18,624,270	1,216,350	41,730	2,064,410	587,800	55,608	—	—	—	30,512,248
Translation effect	10,150,720		—	196,130	—	693,390	—	57,640	102,780	—	—	—	11,200,660
Balances as of December 31, 2023	Ps.	(785,552,629)	(6,896,584)	(308,862,775)	(1,341,888,963)	(48,568,206)	(300,832,110)	(46,934,913)	(16,908,292)	(56,933,419)	—	—	Ps.	(2,913,377,891)
Depreciation and amortization	(8,029,830)		(171,490)	(3,399,630)	(17,070,010)	(421,830)	(2,937,820)	(408,030)	(442,057)	—	—	—	(32,880,697)
Reclassifications	(27,520)		—	—	—	(18,750)	46,270	—	—	—	—	—	—
(Impairment)	(196,860)		—	(4,202,050)	(6,862,990)	—	(2,393,760)	—	—	(1,277,980)	—	—	(14,933,640)
Reversal of impairment	—		—	1,676,727	5,472,320	—	83,120	—	—	55,630	—	—	7,287,797
Disposals	188,920		—	802,597	—	4,050	—	190,920	99,540	—	—	—	1,286,027
Translation effect	1,069,040		—	5,790	—	67,760	—	5,430	12,920	—	—	—	1,160,940
Balances as of March 31, 2024	Ps.	(792,548,879)	(7,068,074)	(313,979,341)	(1,360,349,643)	(48,936,976)	(306,034,300)	(47,146,593)	(17,237,889)	(58,155,769)	—	—	Ps.	(2,951,457,464)
Wells, pipelines, properties, plant and equipment—net as of March 31, 2023	Ps.	258,892,986	9,146,501	227,411,377	319,274,581	25,410,836	114,027,412	5,328,074	14,243,272	301,199,755	53,084,185	(10)	Ps.	1,328,018,969
Wells, pipelines, properties, plant and equipment—net as of December 31, 2023	Ps.	285,434,820	12,017,211	182,581,787	353,323,631	25,387,796	124,426,910	6,610,224	16,080,145	423,571,347	52,888,295	—	Ps.	1,482,322,166
Wells, pipelines, properties, plant and equipment—net as of March 31, 2024	Ps.	285,294,340	12,908,901	177,286,801	356,295,191	25,720,026	119,045,430	6,908,524	15,765,438	423,534,477	52,877,685	—	Ps.	1,475,636,813
Depreciation rates	3 to 5%		5%	2 to7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—	—
Estimated useful lives	20 to 35		20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—	—
(1)Mainly wells, pipelines and plants.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
A.For the three-month periods ended March 31, 2024 and 2023, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps.2,531,378, and Ps.1,194,181, respectively. Financing cost rates during the three-month periods ended March 31, 2024 and 2023 were 7.82% to 18.68%, and 6.47% to 7.51%, respectively.

B.The combined depreciation of fixed assets and amortization of wells for the three-month periods ended March 31, 2024 and 2023, recognized in operating costs and expenses, was Ps.32,880,697 and Ps.28,055,558, respectively. These figures include Ps.36,420 and Ps.8,756 for oil and gas production assets and costs related to plugging and abandonment of wells for the three-month periods ended March 31, 2024 and 2023, respectively.

C.As of March 31, 2024 and December 31, 2023, provisions relating to future plugging of wells costs amounted to Ps.61,545,044 and Ps.61,117,106, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).

D.For the three-month periods ended March 31, 2024 and 2023, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps.(4,998,120) and Ps.(19,955,740), respectively, which was mainly plant.

E.During the three-month periods ended March 31, 2024 and 2023, PEMEX recognized a net impairment of Ps.(7,645,843) and Ps.(40,137,388), respectively, which is presented as a separate line item in the condensed consolidated interim statement of comprehensive income as follows:

	For the three-month periods ended March 31,
	2024		2023
	(Impairment) / reversal of impairment, net
Pemex Exploration and Production	Ps.	(7,529,638)	Ps.	(40,668,324)
Pemex Logistics	(171,830)		—
Pemex Industrial Transformation	55,625		530,936
(Impairment), net	Ps.	(7,645,843)	Ps.	(40,137,388)

Cash-Generating Unit of Pemex Exploration and Production

During the three-month periods ended March 31, 2024 and 2023, Pemex Exploration and Production recognized a net (impairment) of Ps.(7,529,638) and Ps.(40,668,324), respectively, shown by CGUs as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	2024		2023
Tsimin Xux	Ps.	(7,494,656)	Ps.	(5,436,738)
Ogarrio Magallanes	(3,802,863)		(5,454,953)
Antonio J. Bermúdez	(1,881,362)		(1,468,919)
Lakach	(1,240,831)		(292,042)
Burgos	(291,449)		(4,184,853)
Misión CEE	(35,310)		(342,271)
Cuenca Macuspana	(15,342)		(58,856)
Arenque	242,554		—
Poza Rica	385,159		—
Tamaulipas Constituciones	684,341		(16,994)
Aceite Terciario del Golfo	1,699,194		(2,431,854)
Cantarell	1,704,579		(2,041,589)
Ayin Alux	2,516,348		—
Cárdenas Mora CEE	—		(1,819)
Chuc	—		(12,614,968)
Crudo Ligero Marino	—		(3,167,710)
Ixtal - Manik	—		(3,033,096)
Santuario CEE	—		(121,662)
Total	Ps.	(7,529,638)	Ps.	(40,668,324)

As of March 31, 2024 Pemex Exploration and Production recognized a net impairment of Ps.(7,529,638) mainly due to: (i) an increase in cost and expenses mainly in the Tsimin Xux, Ogarrio Sánchez, Antonio J. Bermudez and Lakach CGUs, generating a negative effect of Ps.21,434,654; (ii) an increase in the discount rate of Ps. 19,629,380, from 9.93% in December 31, 2023 to 10.43% in March 31, 2024; (iii)  a negative effect of Ps.2,839,959, due to the fluctuations of the exchange rate from Ps.16.9220 = U.S.$1.00 as of December 31, 2023, to Ps.16.6780 = U.S.$1.00 as of March 31, 2024; (iv) a negative tax effect of Ps.1,742,111, due to a lower tax base, resulting from higher costs and expenses at the Aceite Terciario del Golfo, Cantarell and Tamaulipas Constituciones CGUs. These effects were partially offset by an increase in production profiles volume in the barrel of crude oil equivalent generating a positive effect of Ps.38,116,466, mainly in the Cantarell, Tamaulipas Constituciones and Crudo Ligero Marino CGUs.

As of March 31, 2023, Pemex Exploration and Production recognized a net impairment of Ps.(40,668,324) mainly due to: (i) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps.50,221,848, of which Ps.14,667,656 are from the Cantarell CGU, Aceite Terciario del Golfo (“ATG”), Ixtal Manik, Antonio J. Bermúdez and Chuc CGUs; and (ii) the negative effect due to an exchange rate of Ps.17,528,115, from Ps.19.4143 = U.S.$1.00 as of December 31, 2022, to Ps.18.1052 = U.S.$1.00 as of March 31, 2023 and (iii) an increase in the discount rate of Ps.15,002,444, from 9.31% in December 31, 2022 to 10.03% in March 31, 2023, due to the increase in the debt component in the Weighted Average Cost of Capital (“WAAC”) derived from the rise in global interest rates, which impacted PEMEX's benchmark rates that oil and gas industry uses to determine these discount rates, mainly in the ATG, Cantarell, Antonio J. Bermudez CGU. These effects were partially offset by (i) an increase in crude oil prices, generating a positive effect of Ps.30,598,928 and (ii) a positive tax effect of Ps.15,002,444, due to lower income in proved reserves as of January 1, 2023.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

The CGUs of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves. The recoverable amount on each asset is the value in use.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

As of March 31
	2024	2023
Average crude oil price	65.73 U.S.$/bl	61.53 U.S.$/bl
Average gas price	4.85 U.S.$/mpc	4.99 U.S.$/mpc
Average condensates price	74.91 U.S.$/bl	66.98 U.S.$/bl
After-tax discount rate	10.43% annual	10.03% annual

For the three-month periods ended March 31, 2024 and 2023, the total forecast production, calculated with a horizon of 25 years, was 6,863 billion barrels per day (Bbd) and 6,850 Bbd per day of crude oil equivalent, respectively.

Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
As of March 31, 2024 and 2023, values in use for CGU are:

	2024		2023
Chuc	Ps.	55,399,694	Ps.	44,100,172
Crudo Ligero Marino	32,228,351		22,204,768
Aceite Terciario del Golfo	29,111,363		41,959,786
Ogarrio Magallanes	26,386,676		24,104,628
Tsimin Xux	24,306,763		28,379,430
Antonio J. Bermúdez	22,206,705		8,422,887
Cantarell	21,757,912		—
Ixtal - Manik	13,059,588		8,120,160
Poza Rica	6,038,332		—
Tamaulipas Constituciones	5,042,725		2,699,200
Ayin Alux	4,342,218		—
Santuario El Golpe	3,451,197		—
Cárdenas Mora	3,127,784		—
Arenque	2,742,274		—
Burgos	2,640,180		8,972,535
Cuenca de Macuspana	574,732		—
Total	Ps.	252,416,494	Ps.	188,963,566

Cash-Generating Units of Pemex Logistics

During the three-month periods ended March 31, 2024, Pemex Logistics recognized a net impairment of Ps.(171,830) due to: an increase in the discount rate used for the project future cash flows in storage terminals from 14.80% as of December 31, 2023 to 15.20% as of March 31, 2024.

CGU in Pemex Logistics are storage terminals, pipelines and transport equipment.
The recoverable amounts of Ps.67,999,814 of the assets as of March 31, 2024, corresponding to the discounted cash flows at the rate of 15.20%.

Cash-Generating Units of Pemex Industrial Transformation

As of March 31, 2024 and 2023, Pemex Industrial Transformation recognized a net reversal of impairment of Ps.55,625 and Ps.530,936, respectively, shown by CGUs as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	2024		2023
Gas Poza Rica Processor Complex	Ps.	55,625	Ps.	22,634
Salamanca Refinery	—		3,799,193
Morelos Petrochemical Complex	—		242,710
Cangrejera Petrochemical Complex	—		237,939
Gas Arenque Processor Complex	—		(98,704)
Cosoleacaque Petrochemical Complex	—		(99,425)
Gas Burgos Gas Processor Complex	—		(270,436)
Minatitlán Refinery	—		(1,020,330)
Madero Refinery	—		(2,282,645)
Total	Ps.	55,625	Ps.	530,936

As of March 31, 2024, Pemex Industrial Transformation recognized a net reversal of impairment of Ps.55,625 due to a (i) marginal increase in cash flows; (ii) an increase in the discount rate of CGUs of refined products from 13.68% as of December 31, 2023 to 14.46% as of March 31, 2024, and (iii) variations in the exchange rate used in the projected cash-flows from Ps.16.9220 = U.S.$1.00 as of December 31, 2023 to Ps.16.6780 = U.S. $1.00 as of March 31, 2024.

As of March 31, 2023, the net reversal of impairment of Ps.530,936 was due to: (i) improvement in production levels as a result of application of rehabilitation program, (ii) a decrease in the discount rate of CGUs of refined products by 14.16% as of December 31, 2022 to 13.65% as of March 31, 2023 and (iii) a negative effect due to an exchange rate of Ps.19.4143 = U.S.$1.00 as of December 31, 2022 to Ps.18.1052 = U.S. $1.00 as of March 31, 2023.

To determine the value in use of long-lived assets associated with the CGUs of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of March 31,
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	Refining		Gas		Petrochemicals		Ethylene		Fertilizers
Average crude oil Price (U.S.$)	105.50	68.89	N.A.		N.A.		N.A.		N.A.
Processed volume (1)	993 mbd	909 mbd	2,424 mmpcd of humid gas	2,575 mmpcd of humid gas	Variable because the load inputs are diverse		Variable because the load inputs are diverse		Variable because the load inputs are diverse
Rate of U.S.$	$16.6780	$18.1052	$16.6780	$18.1052	$16.6780	$18.1052	$16.6780	$18.1052	$16.6780	$18.1052
Useful lives of the cash-generating units (year average)	11	12	6	6	5	5	5	5	5	5
Pre-tax discount rate	14.46%	13.65%	13.91%	12.78%	10.51%	10.13%	10.51%	10.13%	11.77%	12.70%
Period (2)	2024-2034	2023-2034	2024-2029	2023-2028	2024-2028	2023-2027	2024-2028	2023-2027	2024-2028	2023-2027

(1)Average of the first four years.
(2)The first five years are projected and stabilize at year six.
N.A. = Not applicable

CGUs in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of March 31, 2024 and 2023, the value in use for the impairment of fixed assets was as follows:

	2024		2023
Salamanca Refinery	Ps.	47,317,308	Ps.	21,284,351
Minatitlán Refinery	12,874,545		2,794,145
Madero Refinery	3,336,427		8,056,179
Coatzacoalcos Gas Processor Complex	1,635,554		—
Burgos Gas Processor Complex	1,121,968		1,578,930
Cosoleacaque Petrochemical Complex	809,000		1,946,764
Salina Cruz Refinery	—		49,209,493
Cadereyta Refinery	—		47,575,190
Tula Refinery	—		50,171,945
Nuevo Pemex Gas Processor Complex	—		35,694,435
Total	Ps.	67,094,802	Ps.	218,311,432

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 14. INTANGIBLE ASSETS, NET

As of March 31, 2024 and 2023, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 24,900,678 and Ps. 27,952,607, respectively:

A.Wells unassigned to a reserve

	As of March 31,
	2024		2023
Wells unassigned to a reserve:
Balance at the beginning of the year	Ps.	18,940,360	Ps.	28,388,655
Additions to construction in progress	8,992,819		8,038,952
Transfers against expenses	(2,511,701)		(7,284,467)
Transfers against fixed assets	(2,151,210)		(2,876,370)
Balance at the end of the period	Ps.	23,270,268	Ps.	26,266,770

As of March 31, 2024 and 2023, PEMEX recognized expenses related to unsuccessful wells of Ps.9,038,757 and Ps.8,468,081 respectively, directly in its statement of comprehensive income.

B.Other intangible assets

Other intangible assets are mainly licenses, exploration expenses, evaluation of assets and concessions.

	As of March 31,
	2024		2023
Balance at the beginning of the year	Ps.	1,410,459	Ps.	1,636,279
Additions	245,618		209,509
Effects of foreign exchange	41,565		(89,778)
Amortization	(67,232)		(70,173)
Balance at the end of the period	Ps.	1,630,410	Ps.	1,685,837

NOTE 15. GOVERNMENT BONDS AND OTHER ASSETS

A.Government bonds

The following table sets forth the balance of Mexican Government local bonds (the “Government Bonds”) held by Petróleos Mexicanos valued at amortized cost as of March 31, 2024 and December 31, 2023:

	March 31, 2024		December 31, 2023
Government Bonds (1)	Ps.	60,501,114	Ps.	64,132,418
Less: current portion of Government Bonds, net of expected credit losses	49,842,427		28,637,314
Total long-term of Government bonds	Ps.	10,658,687	Ps.	35,495,104
(1)As of March 31, 2024 and December 31, 2023, includes an expected credit loss of Ps. 5,595, for both periods.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610.

On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps.95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds were transferred to the FOLAPE for payments related to its pension and retirement plan obligations.

During the period from January 1 to March 31, 2024, interest income generated by the Government Bonds amounted to Ps.1,407,533, of which Petróleos Mexicanos received payments in the amount of Ps.1,928,811. During the period from January 1 to March 31, 2023, interest income generated by the Government Bonds amounted to Ps.2,144,910, of which Petróleos Mexicanos received payments in the amount of Ps.3,132,554.

As of March 31, 2024 and December 31, 2023, the Government Bonds consist of 11 and 12 series of development bonds (D Bonds and M Bonds) issued by the Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit” or “SHCP”) with maturities between 2024 and 2026, at nominal values of Ps.60,296,694 and Ps.63,875,778, respectively.

As of March 31, 2024 and December 31, 2023, the fair value of the transferred assets was Ps.58,752,695 and Ps.62,731,992, respectively and the fair value of the associated liabilities was Ps.58,773,324 and Ps.49,317,793 respectively, resulting in a net position of Ps.(20,629) and Ps.13,414,199, respectively.

As of March 31, 2024 and December 31, 2023, the recorded liability was Ps.58,361,890 (Ps.58,249,456 of principal and Ps. 112,434 of interest) and Ps.59,364,989 (Ps.58,741,483 of principal and Ps.623,506 of interest), respectively.

The roll-forward of the Government Bonds is as follows:

	As of March 31,
	2024		2023
Balance as of the beginning of the year	Ps.	64,132,418	Ps.	110,179,517
Government Bonds collected (1)	(3,579,085)		(27,901,421)
Accrued interests	1,407,533		2,144,910
Interests received from bonds	(1,928,811)		(3,132,554)
Impact of the valuation of bonds in UDIs	—		117,001
Amortized cost	469,059		791,070
Reversal of impairment of bonds			—
Balance at the end of the period	Ps.	60,501,114	Ps.	82,198,523
(1)As of March 31, 2024 one series of Government Bonds was collected in February.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
B.Other assets

As of March 31, 2024 and December 31, 2023, the balance of other assets was as follows:

	March 31, 2024		December 31, 2023
Payments in advance (1)	Ps.	7,854,085	Ps.	5,907,464
Other	4,335,019		3,353,985
Insurance	1,333,233		1,352,643
Total other assets	Ps.	13,522,337	Ps.	10,614,092
(1)Mainly advance payments to contractors for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco, through PTI ID.

NOTE 16. DEBT

The Federal Revenue Law applicable to PEMEX as of January 1, 2024, published in the Official Gazette of the Federation on November 13, 2023, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 138,119,100 and an external net debt up to U.S.$3,726,500. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to March 31, 2024, PEMEX participated in the following financing activities:

•On January 17, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.6,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 160 basis points, maturing in April 2024.

•On February 23, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 350 basis points, maturing in August 2024.

•On February 28, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.4,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 350 basis points, maturing in August 2024.

•On March 4, 2024, Petróleos Mexicanos withdrew Ps.1,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 260 basis points, maturing in August 2024.

•On March 6, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.1,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 350 basis points, maturing in April 2024.

•On March 8, 2024, Petróleos Mexicanos withdrew Ps.1,000,000, from a credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in June 2024.

•On March 8, 2024, Petróleos Mexicanos withdrew Ps.1,000,000, from a credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in May 2024.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
•On March 25, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, bearing interest at a floating rate linked to 28-day TIIE plus 160 basis points, maturing in June 2024.

•On March 27, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.1,500,000, bearing interest at a floating rate linked to 28-day TIIE plus 160 basis points, maturing in June 2024.

All the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

As of March 31, 2024, PEMEX had U.S.$6,966,417 and Ps.20,500,000 in credit lines in order to provide liquidity, of which U.S.$230,000 are available and the credit lines in pesos are fully drawn.

As of December 31, 2023, the outstanding amount under PMI Trading's revolving credit line was U.S.$661,213. From January 1 to March 31, 2024, PMI Trading obtained U.S.$271,798 from its revolving credit line and repaid U.S.$730,775. As of March 31, 2024, the outstanding amount under this revolving credit line was U.S.$202,236 and the available amount was U.S.$22,764.

As of March 31, 2024 and 2023, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	As of March 31,
	2024	2023
U.S. dollar	16.6780	18.1052
Japanese yen	0.1100	0.1364
Pounds sterling	21.0576	22.2875
Euro	18.0622	19.6260
Swiss francs	18.4491	16.6404

The following table presents the roll-forward of total debt of PEMEX for each of the three-month periods ended March 31, 2024 and 2023, which includes short and long-term debt:

	As of March 31,
	2024 (1)		2023 (1)
Changes in total debt:
At the beginning of the year	Ps.	1,794,470,357	Ps.	2,091,463,996
Loans obtained - financing institutions	265,844,278		257,303,473
Debt payments	(330,124,127)		(276,133,915)
Accrued interest (2)(3)	35,614,973		38,492,599
Interest paid	(50,977,215)		(55,487,717)
Foreign exchange	(22,024,801)		(111,383,162)
At the end of the period	Ps.	1,692,803,465	Ps.	1,944,255,274
(1)These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as, Multiple Services Contracts), which do not generate cash flows.
(2)During 2024, includes Ps.(23,356) of premiums and awards amortizations and Ps.653,334 of debt and amortized cost.
(3)During 2023, includes Ps.106,957 of premiums and awards amortizations; Ps.(984,320) of fees and expenses related to the issuance of debt and amortized cost of Ps.193,108.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

As of March 31, 2024 and December 31, 2023, the provisions for sundry creditors and others is as follows:

	March 31, 2024		December 31, 2023
Provision for plugging of wells (Note 13)	Ps.	61,545,044	Ps.	61,117,106
Provision for trails in process (Note 19)	9,609,726		12,436,092
Provision for environmental costs	8,200,371		9,757,356
Total	Ps.	79,355,141	Ps.	83,310,554

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 18. EQUITY (DEFICIT)

A.Certificates of Contribution “A”

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.

For the three-month period ended March 31, 2024, Petróleos Mexicanos received Ps.77,237,018 in Certificates of Contribution “A” from the Mexican Government.

During 2023, Petróleos Mexicanos received Ps.166,615,123 in Certificates of Contribution “A” from the Mexican Government, which were designated for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco, the strengthening of its financial position, the strengthening of its fertilizers chain and the rehabilitation plan of the National Refining System.

PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2022	Ps.	1,029,592,293
Increase in Certificates of Contribution “A” during 2023	166,615,123
Certificates of Contribution “A” as of December 31, 2023	Ps.	1,196,207,416
Increase in Certificates of Contribution “A” during 2024	77,237,018
Certificates of Contribution “A” as of March 31, 2024	Ps.	1,273,444,434

Mexican Government contributions made in the form of Certificates of Contribution “A” during the three-month period ended March 31, 2024 totaled Ps.77,237,018 and were designated for the strengthening of Petróleos Mexicanos’ financial position as follows:

Date	Strengthening of financial position
January 12	Ps.	22,479,358
February 12	32,391,756
March 7	13,997,554
March 26	5,857,845
March 26	2,510,505
Total	Ps.	77,237,018

B.Mexican Government contributions

As of March 31, 2024 and December 31, 2023, there were no Mexican Government contributions apart from Certificates of Contribution “A”.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
C.Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.

As of March 31, 2024 and December 31, 2023, there were no changes to the legal reserve.

D.Accumulated other comprehensive result

As of March 31, 2024 and 2023, the discount rates related to the liability for employee benefits carried by PEMEX were 9.82% and 9.47% respectively. Such discount rates were similar to the discount rates as of December 31, 2023 and 2022 of 9.42% and 9.39%, respectively. Therefore, PEMEX did not make any adjustments in actuarial gains and losses.

E.Accumulated deficit from prior years

PEMEX has recorded losses in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.

F.Uncertainty related to going concern

The condensed consolidated interim financial statements have been prepared assuming PEMEX will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in normal course of business. However, substantial doubt about PEMEX’s ability to continue as a going concern exists.

Facts and conditions

PEMEX has substantial debt, incurred mainly to finance the capital expenditures needed to carry out its capital investment projects and to fund its operating expenses. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fully fund its operations and capital expenditure programs, which have been partially supported by the Mexican Government's equity contributions. In addition, PEMEX´s working capital has deteriorated in recent years.

In 2022, 2023 and 2024, certain ratings agencies downgraded PEMEX’s credit rating, mainly driven by concerns around its operating performance, liquidity and the Mexican Government’s ability and willingness to provide PEMEX with additional liquidity, as well the volatility of the crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating, impacting PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2024. These conditions have negatively impacted PEMEX´s financial performance and also its liquidity position.
As of March 31, 2024 and 2023, PEMEX recognized a net income of Ps.4,682,206 and Ps.56,735,776, respectively. In addition, as of March 31, 2024 and December 31, 2023, PEMEX had a negative equity of Ps.1,577,048,748, and Ps.1,652,978,810, respectively, mainly due to continuous net losses in prior years, and a negative working capital of Ps.502,451,920 and Ps.585,176,915, as of March 31, 2024 and December 31, 2023, respectively.

PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2024 authorized PEMEX to have a financial balance budget of Ps.145,000,000, conduct financing activities that do not represent a net debt in terms of public debt greater than Ps.203,705,500 and conduct other financing activities that do not represent net public debt. This financial balance does not consider the payment of principal during 2024, which PEMEX expects to cover with equity contributions from the Mexican Government. PEMEX has short-term debt principal maturities (including interest payable) of Ps.402,624,475 as of March 31, 2024.

The combined effect of the above-mentioned events indicates substantial doubt about PEMEX’s ability to continue as a going concern.

Actions-

PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity and let PEMEX pay its commitments:

The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation of March 4, 2022, was in effect for 2023 and remains in effect through 2024. This decree allows PEMEX to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation.

In October 2023, the Mexican Government adjusted PEMEX’s tax regime and set its Profit-sharing Duty at 30.0% for 2024, a reduction of 10.0% points from the applicable rate in 2023 of 40.0%.

On February 13, 2024, the Mexican Government issued a decree in the Official Gazette of the Federation suspending the collection of PEMEX’s Profit-sharing Duty and Hydrocarbons Extraction Duty for the months of October, November and December 2023 and January 2024. The suspension granted PEMEX a reduction in its tax burden of Ps.91,348,348 for the corresponding period in 2023 and Ps.20,646,242 in January 2024.

The Mexican Government's Federal Budget for 2024 includes Ps.145,000,000 for PEMEX during 2024 to help improve its financial position. In addition, PEMEX has plans to raise funds from the markets in accordance with prevailing conditions and to refinance its debt.

Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities. PEMEX's ability to refinance its short-term debt depends on factors beyond its control.

The Revenue Law for 2024 also authorized PEMEX to incur a net additional indebtedness up to Ps.203,705,500 (Ps.138,119,100 and U.S.$3,726,500), which is considered as public debt by the Mexican Government and may be used to partially cover its financial balance in 2024.

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.

On December 13, 2022, the Board of Directors of Petróleos Mexicanos approved the business plan of Petróleos Mexicanos and its Subsidiary Companies for 2023-2027 (the “2023-2027 Business Plan”).

Prices of crude oil, natural gas and petroleum products showed a recovery in 2022 but decreased 20.00% in 2023. If international values for the Mexican oil price were higher than the average price of U.S.$56.7 per barrel, which was the reference price used to prepare our financial balance for 2024, this additional revenue would enable PEMEX to achieve its business plan objectives more quickly. Accordingly and taking into consideration price levels observed during the three-

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
month period ended March 31, 2024, PEMEX amended its budget to reflect an average price of crude oil of U.S.$65.0 per barrel.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

As a reference, PEMEX prepared its condensed consolidated interim financial statements as of March 31, 2024 and December 31, 2023 on a going concern basis. There are certain conditions that have generated material uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

G.Non-controlling interest

PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interest.”

As of March 31, 2024 and December 31, 2023, non-controlling interest represented (losses) of Ps.(130,817) and Ps.(116,639), respectively, in PEMEX’s equity (deficit).

NOTE 19. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings since an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these condensed consolidated interim financial statements.

As of March 31, 2024 and December 31, 2023, PEMEX had accrued a reserve of Ps.9,609,726 and Ps.12,436,092, respectively, for these contingent liabilities.

As of March 31, 2024, the current status of the principal lawsuits in which PEMEX is involved is as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
•On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S.$193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Seccion de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court declared the resolution null and void, no amount was granted in favor of the plaintiffs, among others. On February 24, 2022, an amparo (350/2020) was granted in favor of EMS Energy Services de México, S. de R.L. On March 17, 2022, a motion was filed to draw the resolution by the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation). On June 16, 2022 a resolution was issued in connection with the amparo 350/2020 stating that the plaintiffs partially proved their requests, and the resolution was declared null and void, among others. On August 1, 2022, a motion to review this resolution was filed and admitted (RF 574/2022) by the Third Administrative Joint Court of the First Circuit. On September 13, 2022, representations were made under the amparo (D.A. 539/2022) filed by the plaintiffs before such Court. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•Constructora Norberto Odebrecht, S.A. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S. $113,582 and Ps.14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S.$51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. On June 2, 2022 an opinion by the accounting expert appointed by Pemex Industrial Transformation was filed. A third accounting expert was appointed, who did not ratify his position; therefore, a resolution dated October 2, 2023, was issued requesting the Expert Unit to appoint another expert. On February 2, 2024, an independent accounting expert accepted his assignment and was granted 15 days to render his report. On March 19, 2024, the Superior Court decided to exercise its power of attraction. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On November 24, 2021, Pemex Industrial Transformation filed a repeal request (no. RRL2021014568) seeking that the resolutions dated October 7, 2021, issued by the Hydrocarbons Verification Manager of the Tax Administration Service be declared null and void. These resolutions established charges for Special Taxes on Production and Services, Value Added Taxes, fines among other for an amount of Ps.3,084,975. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of the North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S.$240,488. On April 5, 2022, the claim was admitted which was notified on May 17, 2022. On July 1, 2022, Pemex Exploration and Production filed a response to this claim, requesting Pemex Exploration and Production evidence, which was filed on August 8, 2022, and admitted by the Regional Court of the North Gulf on August 17, 2022. On September 2, 2022, this Regional Court confirmed the

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
rejection of the evidence filed by the plaintiffs. On September 29, 2022, the Primera Sección de la Sala Superior (First Section of the Superior Court) denied a compliant motion filed by MSSM against the settlement statement dated February 17, 2022. On October 7, 2022 a resolution was issued regarding the complaint filed by the plaintiff confirming the resolution issued on August 28, 2018. On November 14, 2022, the First Section of the Superior Court agreed to an amparo proceeding (1833/2022) against acts issued by the Juzgado Octavo de Distrito en Materia Administrativa (Eighth Administrative District Court), in Mexico City and required such authority to render the justified report. On May 17, 2023, the Regional Court of the North Gulf, summoned the parties to file its rejoinders, which were filed by Pemex Exploration and Production on June 14, 2023. On June 22, 2023, the Regional Court ordered the file to be sent to the First Section of the Superior Court. On September 19, 2023, the Northern Gulf Regional Court sent the file to the First Section of the Superior Court for a final resolution. On November 14, 2023, the First Section of the Superior Court published a resolution requiring the Northern Gulf Regional Court to send all the documents that integrate the evidentiary file offered in the trial. On December 12, 2023, an extract of a clarification agreement concerning the referral of evidence to the Superior Court was notified in the jurisdictional gazette. As of the date of these condensed consolidated interim financial statements, the final resolution of this process is still pending.

•Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V. (Odebrecht), filed an oral commercial proceeding (314/2021IV) against Pemex Industrial Transformation before the Juzgado Tercero de Distrito en Materia de Extinción de Dominio y Especiales en Juicios Orales (Third District Court in Matters of Extinction of Ownership and Special Oral Commercial Lawsuits), claiming benefits related to the contract DCPA-OP-GCP-DGTRI-A-3-15, for the amount of Ps.1,838,753 for unpaid work performed, as well as damages. On December 6, 2021, Pemex Industrial Transformation filed a response to this claim, and a preliminary hearing date was set for May 6, 2022. As a result of the unfavorable resolution of July 7, 2022, which ordered the payment of estimates, both Pemex Industrial Transformation and Odebrecht filed a direct amparo against that resolution, where the Décimo Tercer Tribunal Colegiado en Materia Civil (Thirteenth Civil Collegiate Court), granted the injunction and protection of the resolution of July 7, 2022 to Pemex Industrial Transformation, denied the adhesive amparo filed by Odebrecht and dismissed the direct amparo filed by Odebrecht. In compliance with the execution of the direct amparos (533/2022 and 538/2022), filed by Pemex Industrial Transformation and Odebretch (OICIMEX), the Third District Court on Extinction of Ownership and Special Oral Commercial Lawsuits in Mexico City issued the final resolution on November 13, 2023, in the Commercial Oral Proceeding 314/2021-IV. Against such resolution, Pemex Industrial Transformation and Odebrecht filed a direct amparo (juicio de amparo directo), which to date is only filed by Pemex Industrial Transformation, before the Thirteenth Collegiate Court in Civil Matters, under file number 908/2023.As of the date of these condensed consolidated interim financial statements, the final resolution of this process is pending.

•On September 9, 2022, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2016 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps. 5,852,222, seeking that this resolution is declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 22, 2023, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2017 fiscal year related to the Special Tax on Production and Services and Value Added Tax, updates, fines and surcharges for the months of January to December 2017 for an amount of Ps.8,349,608, seeking that this resolution is declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 20. SUBSEQUENT EVENTS

A.Recent financing activities

During the period from April 1 to June 21, 2024, PEMEX participated in the following financing activities:

•On April 15, 2024, Petróleos Mexicanos withdrew Ps.1,000,000, from a credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in June 2024.

•On April 17, 2024, Petróleos Mexicanos withdrew Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in June 2024.

•On April 18, 2024, Petróleos Mexicanos issued U.S.$500,000 of its Senior Guaranteed Floating Rate Notes due 2025 bearing interest at a floating rate linked to 90-day SOFR plus a margin of 300 basis points and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

•On April 26, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.850,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin of 400 basis points, maturing in April 2025.

•On April 29, 2024, Petróleos Mexicanos withdrew Ps.3,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 260 basis points, maturing in November 2024.

•On April 29, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.4,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin of 160 basis points, maturing in July 2024.

•On June 18, 2024, Petróleos Mexicanos withdrew Ps.1,700,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in January 2025.

As of March 31, 2024, the outstanding amount under the PMI Trading revolving credit line was U.S.$202,236. From April 1 to June 21, 2024, PMI Trading obtained U.S.$232,730 from its revolving credit line and repaid U.S.$248,753. As of June 21, 2024, the outstanding amount under this revolving credit lines was U.S.$186,213. The available amount under this revolving credit lines was U.S.$38,787 as of June 21, 2024.

As of June 21, 2024, PEMEX had U.S.$6,966,000 and Ps. 20,500,000 in available credit lines in order to provide liquidity, which are fully drawn.

B.Exchange rates and crude oil prices

As of June 26, 2024, the Mexican peso-U.S. dollar exchange rate was Ps.17.9627 per U.S. dollar, which represents a 7.7% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of March 31, 2024, which was Ps.16.6780 per U.S. dollar. This increase in U.S. dollar exchange rate, has led to an estimate loss of Ps.103,925,618 in PEMEX’s foreign exchange gains as of June 26, 2024.

As of June 26, 2024, the weighted average price of the crude oil exported by PEMEX was U.S.$75.73 per barrel. This represents a price decrease of approximately 0.7% as compared to the average price as of March 31, 2024, which was U.S.$76.29 per barrel.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
C.Contributions from the Mexican Government

During the period from April 1 to June 26, 2024, 2024, the Mexican Government made certain contributions to Petróleos Mexicanos through the Ministry of Energy. These amounts are reflected in the table below:

Date	Strengthening of financial position
April 8	Ps.	5,632,399
May 9	21,321,366
May 9	8,980,400
May 21	27,634,575
June 11	4,194,241
Total	Ps.	67,762,982

D.Akal-B Process Center

On April 7, 2024, one of PEMEX’s workers died and several contractors were injured after a fire broke out at one of the platforms at the Akal-B Process Center (Akal-B1), in the area of pipelines that handle fuel gas for turbo-machinery. PEMEX activated its emergency response plan and the fire was immediately controlled.

As of the date of these condensed consolidated interim financial statements, PEMEX is conducting an investigation to determine the causes of the incident and is working to restore operations at the Akal-B Process Center. No estimate of financial impacts can be made as of the date of issuance of these condensed consolidated financial statements.

E.Air Liquide

On December 29, 2023, an executive decree was published in the Official Gazette of the Federation designating the supply of hydrogen from the U-3400 hydrogen plant at the Miguel Hidalgo refinery in Tula to be in the public interest. Pursuant to the decree, Pemex Industrial Transformation took temporary charge of the plant’s operations and was responsible for the compensation to be paid to the plant’s former operators in connection with the public interest declaration and as required by applicable law.

On February 8, 2024, an executive decree was published in the Official Gazette of the Federation designating the U-3400 hydrogen plant as a public utility to be transferred to Pemex Industrial Transformation.

On April 18, 2024, an executive decree was published in the Official Gazette of the Federation leaving the December decree without effect and transferring the U-3400 hydrogen plant to Pemex Industrial Transformation. Pursuant to the April decree, Pemex Industrial Transformation took permanent charge of the plant’s property, assets and operations and will be responsible for covering the indemnification owed to the plant’s former operators in an amount to be determined pursuant to an assessment to be carried out by Mexico’s Instituto de Administración y Avalúos de Bienes Nacionales (INDAABIN).

On April 25, 2024, in accordance with applicable law, an executive decree was published in the Official Gazette of the Federation giving legal notice to the plant’s former owners that any claims to be made must be brought to the corresponding government ministry within fifteen business days.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
As of the date of these condensed consolidated interim financial statements, the transfer of the U-3400 hydrogen plant to Pemex Industrial Transformation is complete. The transfer has not resulted and is not expected to result in a material increase in PEMEX’s assets.